As filed with the U.S. Securities and Exchange Commission on October 13, 2022
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)
Delaware	7374	86-2759890
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
595 Madison Avenue, 28th
Floor New York, New York 10022
(212) 967-5294
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gregory A. Beard
Chief Executive Officer
595 Madison Avenue, 28th Floor
New York, New York 10022
(212) 967-5294
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Daniel M. LeBey
Shelley A. Barber
Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, New York 10036
(804) 327-6300
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder(s) may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED OCTOBER 13, 2022
PRELIMINARY PROSPECTUS
10,000,000 Shares

Stronghold Digital Mining, Inc.
Class A Common Stock
This prospectus relates solely to the offer and sale from time to time of up to an aggregate of 10,000,000 shares of our Class A common stock, par value $0.0001 per share, by the selling stockholder identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). Such shares consist of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of pre-funded warrants acquired by the selling stockholder (the “Pre-Funded Warrants”), and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of warrants acquired by the selling stockholder (the “Armistice Warrants”), in each case pursuant to a securities purchase agreement, dated September 13, 2022, between us and the selling stockholder (the “Armistice Securities Purchase Agreement”).
The selling stockholder may offer such shares from time to time as it may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. This prospectus does not necessarily mean that the selling stockholder will offer or sell the shares. We cannot predict when or in what amounts the selling stockholder may sell any of the shares offered by this prospectus. Any shares of Class A common stock subject to resale hereunder will have been issued by us and acquired by the selling stockholder prior to any resale of such shares pursuant to this prospectus.
We are registering such shares for resale pursuant to the Armistice Registration Rights Agreement (as defined herein). We will not receive any of the proceeds from the sale of these shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes. We have agreed to pay all fees and expenses relating to registering these shares of Class A common stock. The selling stockholder will pay any broker commissions or similar commissions or fees incurred for the sale of these shares of Class A common stock.
Because all of the shares offered under this prospectus are being offered by the selling stockholder, we cannot currently determine the price or prices at which our shares may be sold under this prospectus. Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SDIG.” On October 12, 2022, the closing price of our Class A common stock was $0.86 per share.
We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We have two classes of common stock: Class A common stock and Class V common stock. Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. One of our shareholders, Q Power LLC, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, holds approximately 52.7% of the total voting stock currently outstanding, including 95.9% of the Class V common stock outstanding, which votes together with the Class A common stock as a single class. As a result, we are a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market (“Nasdaq”).
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 21 and in the documents we file with the SEC that are incorporated by reference into this prospectus to read about factors you should consider before buying shares of our Class A common stock.
The date of this prospectus is    , 2022.

Neither we nor the selling stockholder have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We and the selling stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus.
Industry and Market Data
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, publicly available information, business organizations, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the selling stockholder have independently verified the accuracy or completeness of this information. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations in any statistical survey of market share data. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.
Trademarks and Trade Names
We rely on various trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or
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products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
Presentation of Financial and Other Information
SDM and Scrubgrass LP collectively are, and are generally referred to herein as, the accounting predecessor of the issuer, Stronghold Inc. Stronghold Inc. is the audited financial reporting entity following the Reorganization.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our combined financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
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PROSPECTUS SUMMARY
This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” included in or incorporated by reference into this prospectus, and the information incorporated herein by reference, including our financial statements.
Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” or “our” relate to Stronghold Digital Mining, Inc. (“Stronghold Inc.”) and its consolidated subsidiaries following the Reorganization (as defined under “Corporate Reorganization”). References in this prospectus to “Q Power” refer to Q Power LLC, which prior to the Reorganization (i) was the sole regarded owner of Stronghold Digital Mining LLC (f/k/a Stronghold Power LLC) (“SDM”) and (ii) indirectly held 70% of the limited partner interests and 100% of the general partner interests in Scrubgrass Reclamation Company, L.P. (f/k/a Scrubgrass Generating Company, L.P.) (“Scrubgrass LP”).
Overview
We are a vertically integrated crypto asset mining company currently focused on mining Bitcoin. We wholly-own and operate two low-cost, environmentally beneficial coal refuse power generation facilities. The first is a facility that we upgraded in Scrubgrass Township, Pennsylvania, (the “Scrubgrass Plant”) and it is recognized as an Alternative Energy System, because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). Our second power generation facility is located in Nesquehoning, Pennsylvania (the “Panther Creek Plant”) which is also recognized as an Alternative Energy System. We are committed to generating our energy and managing our assets sustainably, and we believe that we are one of the first vertically integrated crypto asset mining companies with a focus on environmentally beneficial operations. Simply put, we employ 21st century crypto mining techniques to remediate the impacts of 19th and 20th century coal mining in some of the most environmentally neglected regions of the United States. We believe our power generation facilities are environmentally beneficial because we remove legacy coal refuse and facilitate the remediation of land and water, with power generation being the byproduct of this activity, and this is described in more detail under “Environmentally Beneficial Operations.”
Owning our own source of power helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers. We also believe that owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. For example, we have historically been able to enter into partnerships with crypto asset industry participants, including miner sharing arrangements, because we offered competitive power rates in a mutually beneficial arrangement. We believe other miner manufacturers or suppliers may be more willing to work with us because our vertical integration and industrial scale make us a dependable partner. We have entered into a non-binding letter of intent to purchase a third coal refuse power generation facility (the “Third Plant”). In addition to enabling us to mine Bitcoin at one of the lowest prices among our publicly traded peers, owning our own source of power enables us to sell power to the grid on an opportunistic basis, which creates an additional source of revenue. We intend to leverage these competitive advantages to continue to grow our business through the opportunistic acquisition of additional power generating assets and miners.
As of June 30, 2022, we owned and operated approximately 32,000 crypto asset miners with a hash rate of approximately 3.0 exahash per second (“EH/s”). Given the significant drop in Bitcoin and crypto asset miner prices since the time of our IPO, we have been focused, and continue to focus, on our capital structure and liquidity. We recently entered into the Asset Purchase Agreement (as defined herein) and agreed to sell or assign approximately 26,000 of our miners for a reduction of approximately $67.4 million of principal in our indebtedness in order to improve our capital structure and liquidity. While we remain focused on our liquidity, we intend to make opportunistic purchases of new miners. After giving effect to the sale of miners contemplated under the Asset Purchase Agreement, as of October 12, 2022, we own and operate approximately 18,160 crypto asset miners with hash rate capacity of approximately 1.6 EH/s. Through October 13, 2022, we have sold or assigned approximately 25,500 miners out of a total of approximately 26,000 miners we agreed to sell or assign under the Asset Purchase Agreement. The purchase orders we have executed to purchase additional miners are subject to certain customary closing conditions, and we cannot provide any assurance that we will complete the acquisition of such additional miners, nor do we know when the remaining MinerVa miners will be delivered, if at all. Additionally, we sent notice of dispute to Minerva in accordance with the Minerva Purchase Agreement (as defined herein) on July 18, 2022, obligating us and Minerva to work towards a resolution for 60 days. At the end of 60 days, if no settlement has been reached, we have the right to declare an impasse and adhere to the dispute resolution provisions of the Minerva Purchase Agreement. We are evaluating all available remedies under the MinerVa Purchase Agreement following the expiration of the 60 day period.
As we produce Bitcoin through our mining operations, we will from time to time exchange Bitcoin for fiat currency based on our internal cash management policy. We intend to hold enough fiat currency or hedge enough of our Bitcoin exposure to cover our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures. In identifying our fiat currency needs, we will assess market conditions and review our financial forecast. We safeguard and keep private our digital assets by utilizing storage solutions provided by Anchorage Digital, which require multi-factor authentication and utilize cold and hot storage. While we are confident in the security of our digital assets, we are evaluating additional measures to provide additional protection.
Our Competitive Strengths
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Environmentally beneficial, coal refuse-powered electricity generation classified by the Commonwealth of Pennsylvania as a Tier II Alternative Energy Source. Our Scrubgrass Plant and the Panther Creek Plant are each powered by coal refuse. Coal refuse is a waste product historically generated by coal mining in Pennsylvania and neighboring states, and coal refuse is a significant contributor to air and water pollution in these geographies. Because generating power from the coal refuse facilitates removal of waste and reclamation of the land, coal refuse is classified by the Commonwealth of Pennsylvania as a Tier II Alternative Energy Source, a classification that also applies to other energy sources such as large-scale hydropower. Both the Scrubgrass Plant and Panther Creek Plant are recognized as Alternative Energy Systems. In contrast, most of our competitors with integrated power assets rely on traditional fuels, such as coal or natural gas. Given the power-intensive nature of crypto asset mining and the implications for the environment with regards to the current widespread availability of coal refuse piles in Pennsylvania that may be used in the waste-to-power process, we believe that our access to comparatively low-priced power, environmentally beneficial power represents a meaningful and durable competitive advantage. In addition, we believe that buyers of the Bitcoin we mine could ascribe value due to the environmentally beneficial manner in which they were mined as it results in the removal of legacy coal refuse and facilitates the remediation of land and water, with power generation being the byproduct of this activity.

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Vertically integrated crypto asset mining and power generation operations, driving among the lowest costs of crypto asset production in our industry. We operate vertically integrated power generation and crypto asset mining operations. Our miners are located on the same premises as our Scrubgrass and Panther Creek Plants to maximize efficiency and minimize cost. The Scrubgrass and Panther Creek Plants’ recognition as Alternative Energy Systems also allows us to earn renewable energy tax credits (“RECs”) under Pennsylvania law, and coal refuse is inexpensive and in abundant supply near our operations.

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Strong track record of acquiring and operating power assets. Our management team has a distinguished track record of sourcing, financing, and operating power assets. Gregory A. Beard, our Co-Chairman and Chief Executive Officer, previously served as Senior Partner and Head of Natural Resources at Apollo Global Management Inc. and as a Founding Member and Managing Director at Riverstone Holdings LLC, two leading private equity firms. During his private equity tenure, Mr. Beard sourced and led 23 energy investments, representing $8.8 billion in proceeds. William B. Spence, our Co-Chairman, has 40 years of energy-related experience. Mr. Spence was the owner and operator of Coal Valley/Dark Diamond, a coal refuse power generation facility, from 1993 to 2007. Mr. Spence was also the former independent operator of our Scrubgrass Plant prior to our formation.

Our Growth Strategies
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Continue to opportunistically source new miners through our multiple procurement channels to accelerate our business plan and increase our mining capacity. Since our IPO, we have executed purchase orders for the acquisition of miners from multiple miner brokers for industry-leading miners. We believe that these purchase orders demonstrate our ability to leverage our industry relationships to expand our mining capacity in opportunistic ways. We do not know when the remaining MinerVa miners will be delivered, if at all. We expect to benefit from these strong relationships to purchase additional miners on favorable economic terms as we continue to expand our power generation capacity through the acquisition of additional plants.
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Drive operational excellence and structure alignment with key industry partners, including equipment manufacturers, power generation facility owners and the broader crypto currency and investment ecosystem. We are committed to building the leading vertically integrated crypto asset mining and environmentally beneficial power generation platform. To achieve this objective, we have developed a network of technology and service providers, and we are emphasizing long-term partnerships and equity alignment. By aligning interests, we believe that we are driving operational excellence, thereby enabling further expansion and accelerating our growth.

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Acquire additional environmentally beneficial power generation assets. We have entered into a non-binding letter of intent to purchase the Third Plant, which is a coal refuse plant, and are opportunistically evaluating additional coal refuse and non-coal refuse power generation assets, while focusing on our liquidity, cash position, and market pricing of Bitcoin and power. With the extensive experience and relationships that our leadership team has in the industry, we are evaluating an acquisition pipeline of additional environmentally friendly power assets, and we believe that the acquisition of additional power generation facilities at opportunistic times and with strategic acquisition structures and financing can enable us to drive further growth in crypto asset mining based upon the economic conditions for mining.

Environmentally Beneficial Operations
The Scrubgrass Plant, our first power generation facility, is located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, and is recognized as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source. The Scrubgrass Plant currently has the capacity to produce approximately 83.5 megawatts (“MW”) of electricity utilizing circulating fluidized bed (“CFB”) technology. Our second facility, the Panther Creek Plant, is located on a 33-acre site in Nesquehoning, Pennsylvania, and is also recognized as an Alternative Energy System and has the capacity to produce approximately 80 MW of electricity utilizing CFB technology.
Using this CFB technology, the Scrubgrass Plant and Panther Creek Plant convert highly polluting coal refuse, a legacy waste from decades of coal mining currently found in sites throughout Pennsylvania and neighboring states, into power and also yield beneficial use ash, a by-product of the combustion process that can be used as fertilizer and filler in other reclamation projects.
The operation of our power generation facilities with coal refuse allows the reclamation of large geographic areas that have been ravaged by the presence of coal refuse, the environmentally harmful byproduct of Pennsylvania’s legacy coal-mining operations. Coal refuse is a non-renewable fossil fuel constituting a Tier II Alternative Energy Source under Pennsylvania law, the combustion of which results in air emissions, including carbon dioxide (“CO2”), nitrogen oxides (“NOx”), sulfur dioxide and particulate matter, which are subject to regulation as pollutants under the federal Clean Air Act (as amended from time to time, the “CAA”) and analogous state law. Tier I Alternative Energy Sources under Pennsylvania law include “clean” renewable sources such as solar photovoltaic energy, wind power, and low-impact hydropower, which sources do not result in the emission of regulated pollutants and generally are not subject to the same level of regulatory scrutiny. Nonetheless, the coal refuse targeted for combustion by us is from existing legacy coal refuse piles, and the refuse’s conversion into a power source as well as the subsequent reclamation of the refuse pile areas constitute environmentally beneficial aspects of our power generation facility, as we discuss herein. As coal refuse is not a renewable source, the sustainability of this waste-to-power process is dependent upon the continued availability of coal refuse for economic transport from former coal mines to our power generation facility. Additionally, we recognize that combustion of coal refuse results in offsetting adverse impacts to the environment, which impacts do not arise when using clean renewables such as Pennsylvania Tier I wind and solar photovoltaic energy sources.
Coal mining began in earnest in Pennsylvania in the later part of the 19th century to help meet the nation’s growing demand for steel, and continued through the 20th century as Pennsylvania and other coal producing states mined the fuel needed to power the industrial revolution in the United States and fight two World Wars. While the placement of coal refuse became more strictly regulated with the passage of the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”), the decades of operations prior to the SMCRA’s adoption produced large piles of refuse near now-abandoned coal mining operations. The Pennsylvania Bureau of Abandoned Mine Reclamation (“BAMR”) estimates that today there are 840 coal refuse sites, covering approximately 9,000 acres, filled by over 220 million tons of coal refuse in legacy piles located throughout the state. We estimate that, based on the number of coal refuse sites we are currently reclaiming in close proximity to the Scrubgrass Plant, there is at least 30 years’ worth of fuel available for that plant alone. We expect the additional plants that we intend to acquire will also have access to a multi-year supply of coal refuse.
In 2015, Pennsylvania estimated that the cost to remediate Abandon Mine Land and Acid Mine Drainage (“AMD”) sites in Pennsylvania could be as high as $20 billion, of which reclamation of coal refuse piles represented a $2 billion burden. Coal refuse piles produce significant, adverse local and regional environmental consequences, including the harmful leaching of acidity, iron and iron oxide, aluminum, manganese, and sulfate residues into waterways resulting in significant AMD. This leachate creates both surface water and groundwater contamination and produces streams, ponds and lakes that can be devoid of aquatic life. AMD is the largest non-point source water pollutant in these Pennsylvania communities and afflicts watersheds downstream from the coal refuse piles, while also reducing potable water supplies.
The coal refuse piles cover large areas of otherwise productive land and pose negative consequences for air quality in the surrounding communities. Uncontrolled fugitive dust from these piles creates particulate matter pollution and can act as a wind-borne pathogen, posing significant risks to human health. The piles themselves can also ignite. Wildfires, lightning strikes and campfires on the surface can quickly turn into bigger issues such as underground mine fires. Unattended piles can also spontaneously combust through an oxidation process that generates heat and consequently ignites the combustible components of piles. Burning piles, especially underground fires in the absence of oxygen, produce a variety of adverse uncontrolled ambient impacts, including smoke, particulate, and the release of poisonous and noxious gases - often at ground level. These gases, including carbon monoxide, CO2, hydrogen sulfide, sulfur dioxide, ammonia, sulfur trioxide, and NOx and a variety of volatile organic compounds - are all potentially harmful to human, animal and vegetative life. According to the Pennsylvania Department of Environmental Protection (“PADEP”), as of December 14, 2020, there were 40 coal refuse piles burning in Pennsylvania, and over the past decades hundreds of others have burned. PADEP has estimated that 6.6 million tons of coal refuse burn each year in unintended, uncontrolled fires, releasing 9 million tons of CO2 and numerous other air pollutants. When fires occur, the budgets of these environmentally and often economically challenged communities are hardest hit, and it may take years to extinguish the fire.
The CFB technology employed by the Scrubgrass Plant, Panther Creek Plant and other coal refuse reclamation facilities was developed to burn coal refuse and similar low-BTU substances by combining the waste with limestone injection for acid gas control in specialized CFB boilers and injecting streams of hot air. These units are also equipped with fabric filter systems to control filterable particulate matter (“FPM”) emissions. The coal refuse-powered units control emissions of sulfur dioxide, NOx, air toxins, FPM and total particulate matter. These units are some of the lowest emitters of mercury and FPM in the nation. The solid materials are consumed in the combustion process and the by-products are steam, which powers electricity generators, and beneficial use ash, an inert non-acidic substance that can be used in remediation and reclamation activities. The removal, remediation and reclamation of the polluting piles contributes to a majority of the operating costs of one of these specialized power generation facilities. This business model results in the most efficient method to comprehensively remove the hazardous materials from the environment and remediate the polluting impacts.
Our ownership of the Scrubgrass and Panther Creek Plants combined with the environmental benefits which accrue to the region allow us to mine Bitcoin at what we believe to be some of the lowest costs in the industry while making a transformational contribution to the environment.
Low-Cost Power Generation
Given that the price of electricity has a significant impact on the ultimate economics and profitability of crypto asset mining, we believe long-term value is enabled primarily by the reduction of power costs and securing environmentally beneficial power generation assets. Our miners are powered by the electricity produced by our own assets. This contributes to our value creation strategy, which is based on four concepts: (i) securing and operating low-cost, environmentally beneficial energy assets, (ii) protecting operational profitability and efficiently managing risk across different pricing environments, (iii) optimizing returns over invested capital through strategic and innovative sourcing of power and mining equipment (including through partnerships with suppliers) and (iv) potentially extending the economic life of our equipment through the use of low cost of power.

Due to the specialized nature of coal refuse power generation facilities that utilize CFB technology, we estimate the replacement cost for an electricity generation facility utilizing this technology that operates on the scale of our Scrubgrass Plant would be approximately $500 million.
As part of our strategy of securing environmentally beneficial power generation assets for crypto asset mining, we have entered into a non-binding letter of intent to purchase the Third Plant, another coal refuse reclamation-to-energy facility that utilizes CFB technology. We intend to opportunistically acquire such electricity generation assets to power our increasing crypto asset mining operations in an environmentally conscious manner.
Pennsylvania has deemed the reclamation of coal refuse sites as an environmental priority, and since the early 1990s, an unofficial public-private-relationship has developed between the coal refuse reclamation to energy industry and the Commonwealth of Pennsylvania. In 2016, Pennsylvania adopted a performance based tax credit targeting coal refuse removal by alternative electricity generation facilities utilizing CFB technology, such as the Scrubgrass Plant and the Panther Creek Plant. To qualify for the tax credit, 75% of the fuel used by these facilities must be qualified coal refuse, plant design must include CFB technology, utilizing limestone injection and a fabric filter for particulate emissions control, ash produced by the facilities must be put to beneficial use as defined by PADEP, and, finally, at least 50% of that beneficial use ash must be used to reclaim coal mining affected sites.
Due to the environmental benefit produced by our facilities, we also qualify for Tier II RECs in Pennsylvania. These RECs are currently valued at approximately $14.50 per megawatt hour. Particularly challenging and often remote piles also require partnerships with federal, state, and local environmental groups in order to accomplish the remediation and reclamation goals of a project. These projects include the use of federal grants combined with millions of private dollars invested by the coal refuse reclamation to energy project companies. Our coal refuse reclamation to energy facility has frequently partnered with the U.S. Department of the Interior’s Office of Surface Mining Reclamation and Enforcement, BAMR and local environmental groups to remediate these piles. The Scrubgrass Plant has partnered with state agencies since the mid-1990s to identify and reclaim waste sites and have removed over 16 million tons from the environment since start of operations.
While crypto asset mining continues to consume a massive amount of energy worldwide, often generated from traditional and more environmentally harmful sources, we are able to conduct our activities in a manner that benefits both the environment and our profitability.
Mining Operations
After giving effect to the sale of the miners contemplated under the Asset Purchase Agreement, as of October 13, 2022, we own and operate approximately 18,160 miners with hash rate capacity of approximately 1.6 EH/s. Our current fleet comprises Bitmain Technologies Limited (“Bitmain”), MicroBT, Canaan and MinerVa miners. These miners have hash rate capacity between approximately 49 terahash per second (“TH/s”) and 97 TH/s per miner and efficiency between approximately 30 joules per terahash (“J/TH”) and 50 J/TH. We manage our fleet of miners with internal employees. Through October 13, 2022, we have sold approximately 25,500 miners out of a total of the approximately 26,000 miners we agreed to sell under the Asset Purchase Agreement. The table below summarizes our miner fleet and the approximate specifications of our miners (all figures are approximated):
		Average Nameplate Miner Specifications
Miner Type	Miner Count	Hash Rate (TH/s)	Efficiency (J/TH)	Power Draw (watts)
Bitmain Antminer S19 Series (S19, S19 Pro, S19a, S19j, S19j Pro)	6,300	96	33	3,140
MicroBT Whatsminer M30S & M30S+	3,000	87	38	3,320
Bitmain Antminer T19	2,700	85	38	3,220
Canaan AvalonMiner 1246 & 1166 Pro	760	80	41	3,280
MicroBT Whatsminer M31S	770	75	42	3,160
MicroBT Whatsminer M20S	690	68	49	3,350
Bitmain Antminer S17 Pro & T17	140	49	41	1,980
MinerVa	3,800	87	35	3,030
Total	18,160	88	36	3,160

Through our innovative strategic initiatives and existing commercial relationships, we plan to continue to efficiently secure high-quality equipment necessary to maximize our operational advantages. Using our access to and control of environmentally beneficial and low-cost power as leverage, our focus is on opportunistically sourcing the latest crypto asset mining technology and engaging in transactions to align our interests with those of other key industry stakeholders, including equipment manufacturers and high-performance computing infrastructure managers. We are actively adding to our existing fleet of approximately 18,160 miners (after giving effect to the sale of the miners we agreed to sell under the Asset Purchase Agreement) through the execution of definitive agreements. Our location in the cooler Northeastern United States and access to comparatively low-priced power allow us to cool our miners at lower cost than if we were located in warmer regions and also affords us the flexibility to buy power off the grid when the cost of such power is cheaper than our cost of production and sell power to the grid when prices are opportunistic or when called upon by the grid, resulting in our ability to maximize crypto asset mining operations through low variable costs and cost per MW. Our current focus is on mining Bitcoin, which we may convert to fiat currency to the extent necessary to fund our development.
Pursuant to the agreements that we have entered into to procure additional miners, we pre-paid significant portions of the purchase price for certain of the miners we contracted to purchase, with the remainder of the payments due upon confirmation of shipment or delivery of the miners. MinerVa substantially failed to deliver all of the miners under a purchase agreement we entered into with MinerVa dated April 2, 2021 (the “MinerVa Purchase Agreement”) by the December 31, 2021 deadline. In December 2021, we extended the delivery deadline for the remaining MinerVa miners to April 2022, and in March 2022, MinerVa missed another delivery deadline. To date, MinerVa has delivered a total of approximately 3,800 MinerVa manufactured miners. While we continue to engage in discussions with MinerVa on the delivery of the remaining miners, including swaps for non-MinerVa manufactured miners with similar or higher hash rate capacities, we do not know when the remaining MinerVa miners will be delivered, if at all. We sent notice of dispute to Minerva in accordance with the Minerva Purchase Agreement on July 18, 2022 obligating us and Minerva to work towards a resolution for 60 days. At the end of 60 days, if no settlement has been reached, we have the right to declare an impasse and adhere to the dispute resolution provisions of the Minerva Purchase Agreement. We are evaluating all available remedies under the MinerVa Purchase Agreement following the expiration of the 60 day period.
While our focus is currently on Bitcoin, we may utilize our miners for other crypto assets depending on market conditions, including the relative values of such other crypto assets, and other factors. We intend to operate with flexibility and a goal of maximizing value from our operations. To this end, our business strategy continues to be acquiring power generating assets that allow us to generate electricity at competitive rates in an environmentally beneficial fashion, securing miners with the latest technology to utilize such power generation capabilities, and re-investing proceeds from our crypto asset mining operations in acquiring additional power generating assets and miners.
Recent Developments
Asset Purchase Agreement
On August 16, 2022, we, Stronghold LLC, Stronghold Digital Mining LLC (“SDM”) and Stronghold Digital Mining BT, LLC, a Delaware limited liability company (“Digital Mining BT”, and together with SDM, the “APA Sellers” and, together with us and Stronghold LLC, the “APA Seller Parties”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with NYDIG ABL LLC, a Delaware limited liability company formerly known as Arctos Credit, LLC (“NYDIG”), and The Provident Bank, a Massachusetts savings bank (“BankProv” and together with NYDIG, “Purchasers” and each, a “Purchaser”).
Pursuant to the master equipment financing agreement SDM entered into with NYDIG on June 25, 2021 (the “Arctos/NYDIG Financing Agreement”) and the master equipment financing agreement SDM entered into with NYDIG on December 15, 2021 (the “Second NYDIG Financing Agreement” and together with the Arctos/NYDIG Financing Agreement, the “NYDIG Financing Agreements”), the APA Seller Parties pledged as collateral under the NYDIG Financing Agreements certain Bitcoin miners the APA Sellers purchased with borrowings under such agreements (and together with certain related agreements to purchase miners, the “APA Collateral”). Under the Asset Purchase Agreement, the APA Seller Parties agreed to sell, and the Purchasers (or their respective designee) agreed to purchase, the APA Collateral in a private disposition in exchange for the forgiveness, reduction and release of all principal, interest, and fees owing under each of the NYDIG Financing Agreements (collectively, the “NYDIG Debt”). The APA Seller Parties agreed to clean, service, package, ship and deliver the APA Collateral to the Purchasers, and to bear the costs associated with such activities. Under the Asset Purchase Agreement, following (i) delivery by the APA Sellers of the APA Collateral to the Purchasers or their designees and (ii) a subsequent inspection of the APA Collateral by the Purchasers for a period of up to 14 days (which may be extended up to seven additional days), upon acceptance of the APA Collateral, the ownership of the APA Collateral will be transferred to the Purchasers or their designees pursuant to a master bill of sale, and the related portion of the NYDIG Debt will be assigned to the APA Seller Parties and cancelled pursuant to the terms of the Asset Purchase Agreement (each, a “Settlement”). Each Settlement is evidenced by a milestone schedule executed by the Sellers and the applicable Purchaser or its designee. In the event of certain failures to satisfy the inspection conditions, the Company is obligated to replace such APA Collateral with comparable assets, provided that such obligation only applies once the aggregate value of such APA Collateral exceeds $173,650.68, with respect to BankProv, and $252,532.33, with respect to NYDIG.
Prior to the date on which (i) APA Seller Parties first breach a material obligation under the Asset Purchase Agreement, (ii) the Asset Purchase Agreement is terminated or if an APA Seller elects not to sell any or all of its APA Collateral, or (iii) an insolvency or liquidation proceeding is commenced by or against the APA Sellers (the “Non-Interference Period”), the Purchasers have agreed not to foreclose on any of the APA Collateral under such NYDIG Financing Agreements. The APA Seller Parties also granted certain indemnification rights to the Purchasers. The Asset Purchase Agreement also provides for certain termination rights.
Pursuant to the Asset Purchase Agreement, the APA Seller Parties have granted a release from certain claims arising out of or in connection with the Asset Purchase Agreement and the transactions contemplated thereunder. Further, except for the payment of accrued but unpaid interest through the date of signing of the Asset Purchase Agreement, prior to the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the end of the Non-Interference Period, or (iii) an APA Seller electing not to sell any of its APA Collateral required to be sold at a settlement, the APA Sellers will not be required to make payments pursuant to the NYDIG Financing Agreements (although interest shall accrue but not be due and payable) and each Purchaser, in its capacity as the respective lender under the NYDIG Financing Agreements, will not exercise any remedies available as a lender or declare any event of default as a result of the APA Sellers taking any actions required or directly contemplated by the Asset Purchase Agreement.
On September 30, 2022, the Seller Parties completed the sale of the initial three tranches of the APA Collateral to BankProv pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $27.4 million of principal under the NYDIG Debt and related interest (the “BankProv Settlement”).
On October 13, 2022, the Seller Parties completed the sale of three tranches of the APA Collateral to NYDIG pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $37.9 million of principal under the NYDIG Debt and related interest (the “NYDIG Settlement”). Following the NYDIG Settlement, together with the BankProv Settlement, the aggregate amount of principal under the NYDIG Debt extinguished is $65.3 million. The sale of all Bitcoin miners that were in the Company’s possession included in the APA Collateral at the Panther Creek Plant and Scrubgrass Plant at the time the Asset Purchase Agreement was executed and the related forgiveness, reduction and release of the NYDIG Debt associated with such Bitcoin miners have been completed. The sale of the remainder of the APA Collateral, and the extinguishment of the related, remaining portion of the NYDIG Debt, will be settled in accordance with the terms and conditions set forth under the Asset Purchase Agreement, including an inspection period. As of October 13, 2022, $2.1 million remained outstanding under the NYDIG Financing Agreements, such amount being related to 504 Bitcoin miners that are in the possession of U.S. Customs and Border Control.
As a result of this transaction, we expect to recognize a loss of approximately $21 million in the third quarter of 2022. The loss amount has been solely estimated based on the value of the deposit paid for the undelivered miners forming the APA Collateral, the net book value of the delivered miners forming the APA Collateral, and the principal amount and funding costs of the NYDIG Debt.
As of October 13, 2022, we had principal amount of debt outstanding of approximately $61 million, taking into account the settlements under the Asset Purchase Agreement. Assuming the full settlement under the Asset Purchase Agreement and extinguishment of all NYDIG Debt, this amount would be reduced to approximately $59 million.

WhiteHawk Commitment Letter
On August 16, 2022, we entered into a commitment letter (the “Commitment Letter”) with WhiteHawk Finance LLC (“WhiteHawk”) to provide for committed financing to refinance the equipment financing agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk (the “WhiteHawk Financing Agreement”) and provide up to $20 million in additional commitments (such additional commitments, the “Delayed Draw Facility”) for an aggregate loan not to exceed $60.0 million. Such loans under the Delayed Draw Facility will be available to be drawn for 180 days from the closing date of the WhiteHawk Refinancing Agreement (as defined below). The financing contemplated by the Commitment Letter (such financing, the “WhiteHawk Refinancing Agreement”) will be entered into by Stronghold LLC as Borrower (the “Borrower”) and secured by substantially all of the assets of the Company and its subsidiaries and will be guaranteed by the Company and each of its subsidiaries. The WhiteHawk Refinancing Agreement will require equal monthly amortization payments resulting in full amortization at maturity. The WhiteHawk Refinancing Agreement will have customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and will contain customary events of default. The WhiteHawk Refinancing Agreement will contain a covenant requiring the Borrower and its subsidiaries to maintain a minimum (x) of $7.5 million of liquidity at all times, (y) a minimum liquidity of $10 million of average daily liquidity for each calendar month (rising to $20 million beginning July 1, 2023) and (z) a maximum total leverage ratio covenant of (i) 7.5:1.0 for the quarter ending December 31, 2022, (ii) 5.0:1.0 for the quarter ending March 31, 2023, (iii) 4.0:1.0 for the quarter ending June 30, 2023 and (iv) 4.0:1.0 for each quarter ending thereafter. The initial closing of the WhiteHawk Refinancing Agreement will be subject to customary closing conditions. In addition, the initial closing of the WhiteHawk Refinancing Agreement will be subject to the full extinguishment and termination of all of the NYDIG Debt and other obligations of the Company and its affiliates under the NYDIG Financing Agreements, whether pursuant to the Asset Purchase Agreement or otherwise. Given that the consummation of this transaction is subject to the execution and delivery by the parties of a mutually acceptable definitive transaction agreement as well as the satisfaction or waiver of various closing conditions including the full extinguishment and termination of all of the NYDIG Debt and other obligations of the Company and its affiliates under the NYDIG Financing Agreements, there is no assurance that the transaction will be consummated.
The borrowings under the WhiteHawk Refinancing Agreement will mature 36 months after the closing date of the WhiteHawk Refinancing Agreement and will bear interest at a rate of Secured Overnight Financing Rate plus 10%. The loans under the Delayed Draw Facility will be issued with a 3% commitment fee on the delayed draw amount, payable when such amounts are drawn, and undrawn commitments thereunder will incur an unused lien fee, paid monthly, equal to 1% per annum. Amounts drawn on the WhiteHawk Refinancing Agreement will be subject to a prepayment premium such that the lenders thereunder achieve a 20% return on invested capital. In addition, Borrower has agreed to pay an alternate transaction fee to WhiteHawk in the event that (x) WhiteHawk Refinancing Agreement does not close on or before October 31, 2022, (y) the initial funding under the WhiteHawk Financing Agreement does not occur on or before October 31, 2022 or (z) Borrower or any of its affiliates utilize any debt or equity financing other than the WhiteHawk Refinancing Agreement to refinance the existing indebtedness owed to Whitehawk. We also agreed to issue a stock purchase warrant to WhiteHawk in conjunction with the closing of the WhiteHawk Refinancing Agreement, which provides for the purchase of an additional 2,000,000 shares of Class A common stock at $0.01 per share.
Amendment to May PIPE Notes
On May 15, 2022, we entered into a note and warrant purchase agreement (the “May 2022 Purchase Agreement”), by and among the Company and the purchasers thereto (collectively, the “May PIPE Purchasers”), whereby we agreed to issue and sell to the May PIPE Purchasers, and the May PIPE Purchasers agreed to purchase from the Company, (i) $33,750,000 aggregate principal amount of 10.00% unsecured convertible promissory notes (the “May 2022 Notes”) and (ii) warrants (the “May 2022 Warrants”).
On August 16, 2022, we entered into an agreement with the May PIPE Purchasers, whereby we agreed to amend the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes (the “Amended May 2022 Notes”) was exchanged for the amended and restated warrant agreement (the “Amended May 2022 Warrants”), pursuant to which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01. After giving effect to the principal reduction under the Amended May 2022 Notes, we will continue to make subsequent payments to the Purchasers on the fifteenth (15th) day of each of November 2022, December 2022, January 2023 and February 2023. We may generally elect to make each such payment (A) in cash or (B) in shares of Class A common stock, at a twenty percent (20%) discount to the average of the daily VWAPs for each of the twenty (20) consecutive trading days preceding the payment date.
September PIPE
On September 13, 2022, we entered into Securities Purchase Agreements with Armistice Capital Master Fund Ltd. (“Armistice”) and Greg Beard, our co-chairman and chief executive officer (together with Armistice, the “September PIPE Purchasers”), for the purchase and sale of 2,274,350 and 602,409 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $1.60 and $1.66, respectively, and warrants to purchase an aggregate of 5,602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds, before deducting offering expenses, from the sale of such securities was approximately $9.0 million. We intend to use the proceeds from this offering for general corporate purposes, which may include acquisition of Bitcoin miners.
Pursuant to the Armistice Securities Purchase Agreement, we entered into a registration rights agreement with Armistice (the “Armistice Registration Rights Agreement”), and agreed to prepare and file this registration statement covering the resale of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement; failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement.
Subject to certain exceptions, until 30 days after the effective date of this registration statement (the “Effective Date”), we will be prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Class A common stock or securities convertible or exercisable into Class A common stock, or filing, amending or supplementing certain other registration statements. Until 6 months after the Effective Date, we will also be prohibited from effecting or entering into an agreement to effect any issuance involving a variable rate transaction.
Northern Data Settlement Agreement
On September 30, 2022, SDM, Stronghold Digital Mining Operating, LLC (“Operating”) and Stronghold Digital Mining Hashco, LLC (“Hashco”) entered into a Settlement Agreement with Northern Data PA LLC (“NDPA”) and 1277963 B.C. Ltd. (“Bitfield”, and together with NDPA, “Northern Data”) whereby the previously disclosed Hosting Agreement between NDPA and SDM dated August 17, 2021 (as amended, the “Hosting Agreement”) was mutually terminated.
Pursuant to the Settlement Agreement, for a term of two years until October 1, 2024, the Company has the right to lease from Northern Data for its exclusive use, access, and operation (i) 24 Northern Data manufactured pods (the “Northern Data Pods”) capable of supporting approximately 550 Bitcoin miners each for an aggregate amount of approximately 13,200 available slots and (ii) four Strongboxes (“Strongboxes”) that the Company previously sold to Northern Data capable of supporting approximately 264 Bitcoin miners each for an aggregate of approximately 1,056 mining slots for $1,000 annually. Following the Settlement Agreement, no future revenue share will be applicable for miners in the Northern Data Pods or Strongboxes, and Stronghold will receive 100% of the profits generated by Bitcoin miners in the Northern Data Pods and Strongboxes. The Company estimates that the Settlement Agreement will result in the Company saving approximately $0.5 to $1.1 million per month through 2023, based on (i) Northern Data Pods being fully utilized for approximately 1.33 EH/s of hash rate capacity, average miner efficiency 37 J/TH, and 95% miner uptime (ii) a Bitcoin price range of $17,500 to $30,000 and (iii) a network hash rate of 250 EH/s until the halving in April 2024, and reduced by 35% thereafter, compared to what would have been payable under the Hosting Agreement based upon the 35% profit share of mining revenue net of $0.027/kWh. At the end of the two-year term of the Settlement Agreement, the Company has the option, but not the obligation, to purchase the Northern Data Pods and Strongboxes for an amount between $2 million and $6 million based on the prevailing hash price at the time, net of a maximum of

$1.5 million of expenditures that the Company has the option to use to upgrade the Northern Data Pods throughout the two-year term. The Company estimates that the Settlement Agreement will improve cash flow by approximately $7 to $20 million through September 2024 based on a Bitcoin price range of $17,500 to $30,000 and a network hash rate of 250 EH/s until the halving in April 2024.
Pursuant to the Settlement Agreement, we will pay Northern Data an aggregate amount of $4.5 million as follows (i) $2.5 million to Northern Data not later than October 3, 2022, which amount was paid to Northern Data on October 3, 2022 in full, (ii) $1.0 million to Northern Data not later than October 31, 2022; and (iii) $1.0 million to Northern Date not later than November 30, 2022.
Corporate Reorganization
Stronghold Digital Mining Inc. was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, contemporaneously with the Series A Private Placement (as defined herein), we underwent a corporate reorganization pursuant to that certain Master Transaction Agreement dated as of April 1, 2021, by and among the Company, Q Power, SDM, EIF Scrubgrass, LLC (“EIF Scrubgrass”), Falcon Power LLC (“Falcon”), Scrubgrass Power LLC (“Scrubgrass Power”), Scrubgrass LP, Gregory A. Beard and William Spence (the “Master Transaction Agreement”), which we refer to herein as the “Reorganization.” All share numbers presented in this section are historical and do not take into effect the 2.88-for-1 stock split on October 22, 2021 (the “Stock Split”).
Our organizational structure following the Reorganization is commonly referred to as an umbrella partnership-C corporation (or “Up-C”) structure. Pursuant to this structure, Stronghold Inc. holds a number of Stronghold LLC Units equal to the number of shares of Class A common stock issued and outstanding, and holders of Stronghold LLC Units (each, a “Stronghold Unit Holder”) (other than Stronghold Inc.) hold a number of Stronghold LLC Units equal to the number of shares of Class V common stock issued and outstanding. The Up-C structure was selected in order to (i) allow Q Power the option to continue to hold its economic ownership in Stronghold LLC in “pass-through” form for U.S. federal income tax purposes through its ownership of the Stronghold LLC Units, and (ii) potentially allow Q Power and Stronghold Inc. to benefit from net cash tax savings that Stronghold Inc. might realize as more fully described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Immediately prior to the Reorganization, Q Power directly held all of the equity interests in SDM, and indirectly held 70% of the limited partner interests, and all of the general partner interests, in Scrubgrass LP, through wholly-owned subsidiaries EIF Scrubgrass, Falcon and Falcon’s wholly-owned subsidiary Scrubgrass Power. Aspen Scrubgrass LP (“Aspen”), a subsidiary of Olympus Power, LLC (together with its affiliates, “Olympus”), held the remaining 30% of the limited partner interests in Scrubgrass LP. Scrubgrass LP is a Delaware limited partnership originally formed on December 1, 1990 under the name of Scrubgrass Generating Company, L.P. SDM is a Delaware limited liability company originally formed on February 12, 2020 under the name Stronghold Power LLC.
Contemporaneously with the Reorganization, Stronghold Inc. acquired all of Aspen’s ownership interest in Scrubgrass LP (the “Aspen Interest”) in exchange for 200,000 newly issued shares of Series A Preferred Stock of Stronghold Inc. (the “Series A Preferred Stock”) and a portion of the proceeds from the April 1, 2021 Series A Stock Purchase Agreement (the “Series A Stock Purchase Agreement”) we entered into, pursuant to which we issued and sold 3,400,000 shares of Series A Preferred Stock in a private offering at a price of $25.00 per share to various accredited investors in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D thereunder for aggregate consideration of approximately $85.0 million (the “Series A Private Placement”). Pursuant to the Reorganization, Q Power contributed all of its ownership interests in EIF Scrubgrass, Falcon and SDM to Stronghold LLC in exchange for 9,400,000 Stronghold LLC Units, Stronghold Inc. contributed cash (using the remaining proceeds from the Series A Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Inc. and the Aspen Interest to Stronghold LLC in exchange for 3,600,000 preferred units of Stronghold LLC, and Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power. In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the Reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold LLC Units by Stronghold Inc. discussed above, (i) Q Power acquired and retained 9,395,000 Stronghold LLC Units, 5,000 shares of Class A common stock of Stronghold Inc., and 9,395,000 shares of Class V common stock of Stronghold Inc., effectively giving Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, approximately 72% of the voting power of Stronghold Inc. and approximately 72% of the economic interest in Stronghold LLC, (ii) Stronghold Inc. acquired 3,600,000 preferred units of Stronghold LLC and 5,000 Stronghold LLC Units, effectively giving Stronghold Inc. approximately 28% of the economic interest in Stronghold LLC, (iii) Stronghold Inc. became the sole managing member of Stronghold LLC and is responsible for all operational, management and administrative decisions relating to Stronghold LLC’s business and will consolidate financial results of Stronghold LLC and its subsidiaries, (iv) Stronghold Inc. became a holding company whose only material asset consists of membership interests in Stronghold LLC, and (v) Stronghold LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets, including Scrubgrass LP and SDM.
We completed the issuance and sale of our Class A common stock, par value $0.0001 per share, in an IPO on October 22, 2021, and our Class A common stock is listed on Nasdaq under the symbol “SDIG.”
All of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock (collectively, the “Preferred Stock”) automatically converted into shares of Class A common stock in accordance with their terms on October 20, 2021 (the “Preferred Stock Conversion”) and, correspondingly, all of the preferred units in Stronghold LLC automatically converted into Stronghold LLC Units at such time.
Stronghold Inc. owns an approximate 45.1% interest in Stronghold LLC, and Q Power and Olympus own an approximate 54.9% interest in Stronghold LLC and 100.0% of the Class V common stock. Q Power is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman. Please see “Principal Stockholders.”
Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Stronghold Inc. does not intend to list Class V common stock on any exchange.
Under the Fourth Amended and Restated Limited Liability Company Agreement of Stronghold LLC, as amended from time to time (the “Stronghold LLC Agreement”), each Stronghold Unit Holder, other than Stronghold Inc., subject to certain limitations, has the right (the “Redemption Right”) to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right (the “Call Right”), for administrative convenience, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.”
Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC, and such adjustments will be allocated to Stronghold Inc. These adjustments would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units and are expected to reduce the amount of cash tax that Stronghold Inc. would otherwise be required to pay in the future.
In connection with the Reorganization, Stronghold Inc. entered into a Tax Receivable Agreement with Q Power and an agent named by Q Power (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in tax basis that occur as a result of its acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement.
Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc. Stronghold Inc. will be dependent on Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement.
Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. The actual tax benefits and the amount and timing of the payments under the Tax Receivable Agreement to Q Power could differ materially as a result of a number of factors, including changes to Stronghold LLC’s balance sheet, the timing of the redemption of Stronghold LLC Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income Stronghold Inc. generates in the future and the tax rate then applicable, and the portion of the payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable tax basis, as more fully described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Moreover, if tax benefits are deemed realized in certain circumstances (such as a change of control or other early termination of the Tax Receivable Agreement), the actual amount and timing of tax benefits may substantially differ from the deemed timing and amount, and the payments made by Stronghold Inc. under the Tax Receivable Agreement could exceed the actual net cash tax savings resulting from the Up-C structure. Payments under the Tax Receivable Agreement will not be conditioned upon Q Power having an ownership interest in Stronghold Inc. or Stronghold LLC. In addition, certain rights of Q Power (including the right to receive payments) under the Tax Receivable Agreement will be transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right. For a more detailed discussion of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure:

(1)
Includes certain “Warrant Units” and other securities of Stronghold LLC issued to Stronghold Inc., which mirror the rights and privileges of various securities that the public and certain other investors hold in Stronghold Inc. to preserve the economic equivalency between the shares of Class A common stock of Stronghold Inc. and the Stronghold LLC Units.

Controlled Company Status
Since the completion of the IPO, Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, holds approximately 52.7% of the total voting stock currently outstanding, including 96.0% of the outstanding Class V common stock, which votes together with the Class A common stock as a single class. As a result, we are a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:
•	a majority of the board of directors consist of independent directors under Nasdaq rules;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. We may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
Summary Risk Factors
Investing in our Class A common stock involves risks. You should carefully read the section of this prospectus entitled “Risk Factors” beginning on page 21 and in the documents we file with the SEC that are incorporated by reference into this prospectus for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.
•	We have a hybrid business model which is highly dependent on the price of Bitcoin. Declines in the price of Bitcoin will adversely affect our operating results.
•	If we fail to effectively manage our growth, our business, financial condition and results of operations would be harmed.
•	We have an evolving business model which is subject to various uncertainties.
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Our loss of any key members of our management team or workforce, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

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We may be unable to successfully enter into definitive purchase agreements for or close on the additional plants or miners described herein, or any other potential acquisition, on the terms described or at all.

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We are dependent on third-party brokers and direct suppliers to source some of our miners and we have experienced delays in the delivery of some of the miners we have purchased from certain brokers and suppliers, which delays have had, and additional delays could continue to have, a material adverse effect on our business, prospects or operations.

•
If we are unable to comply with the covenants or restrictions contained in our debt agreements, the lenders could declare all amounts outstanding under those agreements to be due and payable and foreclose on their collateral, which could materially adversely affect our financial condition and operations.

•	Our existing operations and future development plans require substantial capital expenditures, which we may be unable to provide.
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As a result of the depressed price of Bitcoin as compared to its historical high, the cryptocurrency industry has experienced increased credit pressures that could result in additional demands for credit support by third parties or decisions by banks, surety bond providers, investors or other companies to reduce or eliminate their exposure to Bitcoin and the cryptocurrency industry as a whole, including our company. These credit pressures could materially and adversely impact our liquidity.

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If we were deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

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The open-source structure of the certain crypto asset network protocol, including Bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

•
The further development and acceptance of crypto asset networks and other crypto assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of crypto asset systems may adversely affect an investment in us.

•	We may not be able to compete with other companies, some of whom have greater resources and experience.
•	The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
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The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

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The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

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The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

•	Our future success will depend upon the value of Bitcoin and other crypto assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.
•	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
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If the award of Bitcoin reward for solving blocks and transaction fees is not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

•	The limited rights of legal recourse against us, and our lack of insurance protection expose us and our stockholders to the risk of loss of our crypto assets for which no person is liable.
•	Natural or man-made events may cause our power production to fall below our expectations.
•	We may not be able to operate the power generation facility as planned, which may increase our expenses and decrease our revenues and have an adverse effect on our financial performance.
•	Land reclamation requirements may be burdensome and expensive.
•	Changes in tax credits related to coal refuse power generation could have a material adverse effect on our business, financial condition, results of operations and future development efforts.
•	Competition in power markets may have a material adverse effect on our results of operations, cash flows and the market value of our assets.
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Our coal refuse power generation facilities are members of PJM Interconnection LLC (“PJM”), a regional transmission organization, which can require that we supply power to the grid at times that are not optimal to our operations.

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Our business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

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Our operations involving the combustion of coal refuse are subject to a number of risks arising out of the threat of climate change, which could result in increased operating and capital costs for us and reduce the extent of our business activities.

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Operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and we may not have adequate insurance to cover these risks and hazards. Our employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of our operations.

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We are a holding company whose sole material asset is our equity interests in Stronghold LLC; accordingly, we will be dependent upon distributions from Stronghold LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

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We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

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If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

•	Q Power owns the majority of our voting stock and will have the right to appoint a majority of our board members, and its interests may conflict with those of other stockholders.
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In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

•	We do not intend to pay cash dividends on our Class A common stock.
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Future sales of our Class A common stock in the public market could be at prices that are lower than the current market price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us, which could cause our stock price to decline.

•	We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
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To date, we have not achieved positive net earnings and we have relied on additional equity and debt financing, in addition to operating cash flow, to fund our operations; if we are unable to raise additional equity and debt financing in the future, our ability to continue to operate as a going concern could be adversely affected.

See “Risk Factors” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus for a more thorough discussion of these and other risks and uncertainties we face.
Emerging Growth Company and Smaller Reporting Company Status
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•	We are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
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We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
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We are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We have elected to take advantage of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and that will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter and (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.
Our Offices
Our principal executive offices are located at 595 Madison Avenue, 28th Floor, New York, New York 10022, and our telephone number at that address is (212) 967-5294. Our website address is www.strongholddigitalmining.com. Information contained on our website does not constitute part of this prospectus.

The Offering
Issuer
Stronghold Digital Mining Inc.
Class A common stock offered by the selling stockholder
10,000,000 shares, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder.
Class A common stock outstanding
23,133,893 shares (as of October 11, 2022).
Class V common stock outstanding
28,209,600 shares (as of October 11, 2022). Class V shares do not have economic rights. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class V common stock will be cancelled.
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes.
Registration Rights
Under the terms of the Armistice Registration Rights Agreement, we agreed to file this registration statement with respect to the registration of the resale by the selling stockholder of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement (but in no event after 60th calendar day following the date of the Armistice Registration Rights Agreement or, in the event of a review by the Securities Exchange Commission (the “SEC”), the 90th calendar day); failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), we will use commercially reasonable efforts to keep this registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold hereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
Dividend policy
We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.
Redemption rights of Stronghold Unit Holders
Under the Stronghold LLC Agreement, each Stronghold Unit Holder (other than Stronghold Inc.), subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right, pursuant to the Call Right, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.”
Tax Receivable Agreement
Stronghold Inc. has entered into the Tax Receivable Agreement, which provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. Stronghold Inc. will retain the remaining net cash savings, if any. See “Risk Factors” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Listing symbol
Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SDIG.”
Risk factors
You should carefully read and consider the information beginning on page 21 of this prospectus set forth under the heading “Risk Factors” and in the documents we file with the SEC that are incorporated by reference into this prospectus and all other information set forth in or incorporated by reference into this prospectus before deciding to invest in our Class A common stock.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors as well as the other information set forth under “Risk Factors” contained in our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), and any updates in our subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, together with the other information contained or incorporated by reference in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our Class A common stock. The occurrence of any of these risks could materially and adversely affect our business, financial condition, results of operations, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment.
We have a limited operating history, with operating losses as we have grown. To date, we have not achieved positive net earnings and we have relied on additional equity and debt financing, in addition to operating cash flow, to fund our operations; if we are unable to raise additional equity and debt financing in the future, our ability to continue to operate as a going concern could be adversely affected.
We have undergone a transformation of our business in recent years and began Bitcoin mining in May 2018. We have experienced recurring losses from operations in prior years, and to date, we have not achieved positive net earnings. We have also relied on additional equity and debt financings, in addition to operating cash flow, to fund our operations. Our Bitcoin mining business is in its early stages, and Bitcoin and energy pricing and Bitcoin mining economics are volatile and subject to uncertainty. Our current strategy will continue to expose us to the numerous risks and volatility associated with the Bitcoin mining and power generation sectors, including fluctuating Bitcoin to U.S. Dollar prices, the costs of Bitcoin miners, supply chain constraints and other factors that cause delays in miner deliveries, the number of market participants mining Bitcoin, interruptions in the operation of power generation facilities due to wear and tear or other factors and the need for investment in repairs and maintenance, the availability of other power generation facilities to expand operations and regulatory changes. If we are unable to raise additional equity and debt financing in the future, or if our operating cash flow is insufficient, our ability to continue to operate as a going concern could be adversely affected.
We are dependent on third-party brokers and direct suppliers to source some of our miners and we have experienced delays in the delivery of some of the miners we have purchased from certain brokers and suppliers, which delays have had, and additional delays could continue to have, a material adverse effect on our business, prospects or operations.
We rely on third-party brokers and direct suppliers to source some of our miners. We have experienced significant delays in the delivery of certain of the miners we have purchased, which delays have materially adversely affected us. For example, due to a delay in miner deliveries from MinerVa, we recorded an impairment charge totaling $12,228,742 on March 31, 2022. There is no assurance that we will not experience additional delays in the future. Further, we could experience delays in shipment or losses related to seizures by the U.S. Customs and Border Control with respect to miners that are being delivered from international locations. Many of the competitors in our industry have historically purchased mining equipment at scale, which at times, has caused a world-wide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. We cannot ensure that our brokers or suppliers will perform services to our satisfaction or on commercially reasonable terms. Our brokers or suppliers may also decline our orders to fulfill those of our competitors, putting us at competitive harm. There are no assurances that any miner manufacturers will be able to keep pace with the surge in demand for mining equipment. Further, resource constraints or regulatory actions could also impact our ability to obtain and receive miners. For example, China has been experiencing power shortages, and certain of our miner suppliers have been impacted by related intermittent power outages. Additionally, certain companies, including Bitmain, may move their production of miners out of China and into other countries following the September 2021 blanket ban on crypto mining and transactions by Chinese regulators. Such power outages and production relocations could result in cancellations or delays and may negatively impact our ability to receive mining equipment on a timely basis or at all. If our brokers or suppliers are not able to provide the agreed services at the level of quality and quantity we require or become unable to handle the volume of miners we seek, we may not be able to replace such brokers or suppliers in a timely manner. Any delays, interruption or increased costs could have a material adverse effect on our business, prospects or operations.

The closing of the transaction under the Asset Purchase Agreement will be completed in stages as various milestones under a master bill of sale are achieved and will be subject to a number of conditions, some of which are outside of our control. If we are unable to complete the sale of all of the APA Collateral under the Asset Purchase Agreement, we will not be able to extinguish the NYDIG Debt associated with the unsold APA Collateral and our liquidity and our ability to continue operating as a going concern could be adversely affected.
On August 16, 2022, we entered into the Asset Purchase Agreement pursuant to which the APA Sellers have agreed to sell, and the Purchasers or their respective designees have agreed to purchase, the APA Collateral in a private disposition in exchange for the forgiveness, reduction and release of all NYDIG Debt, as various tranches of the APA Collateral are delivered to the Purchasers or their respective designees. The complete closing of the transaction is subject to certain conditions, including the achievement of certain delivery milestones pursuant to a master bill of sale and the completion of an inspection of the APA Collateral by the Purchasers. As of October 13, 2022, we have closed on the sale of 6 tranches of the APA Collateral and the extinguishment of approximately $65.3 million of principal under the NYDIG Debt associated with such APA Collateral. In the event of material failures to satisfy the inspection conditions associated with the remaining tranche of APA Collateral, we would be subject to the obligation to replace such APA Collateral with comparable assets, provided that such obligation only applies once the aggregate value exceeds $426,183.02. Further, the APA Collateral could become damaged during the cleaning, servicing, packaging, shipping and delivery phases, and we may be obligated to replace such miners for like assets, which could negatively impact our liquidity and cash position. If the closing on the sale of such remaining APA Collateral under the Asset Purchase Agreement, and the extinguishment of the remaining NYDIG Debt related to such APA Collateral, are not achieved, our operating results and liquidity position could be adversely affected. Even if the closing is achieved in full, the desired benefits from such closing, such as reduced leverage and cost of debt from the cancellation of the NYDIG Debt and resulting increased liquidity, may not ultimately have as positive an impact on our operating performance as we expect.
We are opportunistically evaluating opportunities to purchase additional miners to replenish our miner fleet following the sale of miners under the Asset Purchase Agreement, but there can be no assurances as to the timing of such sales, if at all, or the availability of miners at opportunistic prices.
After giving effect to the sale of miners contemplated under the Asset Purchase Agreement, as of October 13, 2022, we own and operate approximately 18,160 crypto asset miners with hash rate capacity of approximately 1.6 EH/s. This would represent a 59% decrease in our miner fleet as compared to our fleet immediately preceding signing of the Asset Purchase Agreement. We are opportunistically evaluating opportunities to purchase additional miners to replenish our miner fleet, assuming the full settlement under the Asset Purchase Agreement and sale of all of the approximately 26,000 miners. However, we have experienced significant delays in the delivery of certain of the miners we have purchased, including from MinerVa, and there is no assurance that we will not experience additional delays (including delays or seizure of equipment by U.S. Customs and Border Control). Further, our brokers or suppliers may not be able to secure additional miners on our behalf to our satisfaction or on commercially favorable terms, if at all. If we are not able to secure additional miners, we may not be able to mine at operational capacity, which could have an adverse effect on our revenue and financial conditions.
Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on our Bitcoin mining and power sales revenues, results of operations, cash flows and financial condition. We are subject to liability risks relating to our competitive power generation business operations.
Our current power generation facility and plants that we may acquire in the future require periodic maintenance and repair. We have experienced higher-than-anticipated maintenance costs related to the Scrubgrass Plant, and we may continue to experience unexpected expenses at the Scrubgrass Plant or our other facilities in the future. During the fourth quarter of 2021 and continuing into 2022, the Scrubgrass Plant had downtime that was greater than anticipated, driven largely by mechanical failures. The upgrades we made that are necessary as a result of the deferred maintenance have taken longer and are more extensive than originally anticipated, although we expect these investments to be completed in the second half of 2022. Once finished, the Scrubgrass Plant is expected to be operational at nameplate capacity with higher uptime and lower operating costs. Nonetheless, the unexpected maintenance required to remedy plant downtime is necessarily coupled with decreased mining capacity while miners are out of operation during the downtime, which has resulted in and could continue to have significant impacts on our profitability. These or any other such unexpected plant expenses or failures, including failures associated with breakdowns, forced outages or any unanticipated capital expenditures, could have an adverse impact on our financial conditions.
We cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on our liquidity and financial condition. If we significantly modify a unit, we may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal CAA, as amended from time to time, which would likely result in substantial additional capital expenditures.
The conduct of our physical and commercial operations subjects us to many risks, including risks of potential physical injury, property damage or other financial liability, caused to or by employees, customers, contractors, vendors, contractual or financial counterparties and other third parties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “might,” “will,” “should,” “seek,” “approximately,” “plan,” “possible,” “potential,” “predict,” “continue,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” or the negative of such terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included in this prospectus or included in the 2021 Form 10-K, or any updates in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•	the hybrid nature of our business model, which is highly dependent on the price of Bitcoin;
•	our dependence on the level of demand and financial performance of the crypto asset industry;
•	our ability to manage our growth, business, financial results and results of operations;
•	uncertainty regarding our evolving business model;
•	our ability to raise capital to fund our business growth;
•	our ability to maintain sufficient liquidity to fund operations, growth and acquisitions;
•	our substantial indebtedness and its effect on our results of operations and our financial condition;
•	uncertainty regarding the outcomes of any investigations or proceedings;
•	our ability to retain management and key personnel and the integration of new management;
•	our ability to enter into purchase agreements, acquisitions and financing transactions;
•	our ability to maintain our relationships with our third party brokers and our dependence on their performance;
•	public health crises, epidemics, and pandemics such as the COVID-19 pandemic;
•	our ability to procure crypto asset mining equipment from foreign-based suppliers;
•
developments and changes in laws and regulations, including increased regulation of the crypto asset industry through legislative action and revised rules and standards applied by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act and the Investment Company Act;

•	the future acceptance and/or widespread use of, and demand for, Bitcoin and other crypto assets;
•	our ability to respond to price fluctuations and rapidly changing technology;
•	our ability to operate our coal refuse power generation facilities as planned;
•	our ability to avail ourselves of tax credits for the clean-up of coal refuse piles; and
•	legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements.
We caution you that these forward-looking statements are subject to a variety of risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, decline in demand for our products and services, the seasonality and volatility of the crypto asset industry, our acquisition strategies, the inability to comply with developments and changes in regulation, cash flow and access to capital, maintenance of third party relationships, the COVID-19 pandemic and the other risks described under “Risk Factors” in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS
We are registering 10,000,000 shares of Class A common stock for resale by the selling stockholder, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder. We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes. The net proceeds from the sale of the shares of our Class A common stock offered pursuant to this prospectus will be received by the selling stockholder for their respective accounts. Pursuant to the Armistice Registration Rights Agreement, we have agreed to pay all fees and expenses relating to registering these shares of our Class A common stock. The selling stockholder will pay any broker commissions or similar commissions or fees incurred for the sale of such shares.

DIVIDEND POLICY
We have never paid any cash dividends on our Class A common stock. Holders of our Class V common stock are not entitled to participate in any dividends declared by our Board. Our future dividend policy is within the discretion of our Board and will depend upon then-existing conditions, including our results of operations, financial condition, leverage or other financial ratios, capital requirements, investment opportunities, statutory restrictions or contractual restrictions on our ability to pay dividends and other factors our Board may deem relevant. Our ability to pay cash dividends may also be restricted by the terms of credit agreements or any future debt or preferred equity securities that we or our subsidiaries may issue.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Introduction
The following sets forth unaudited pro forma condensed consolidated financial statements of the Company prepared in accordance with Article 11 of Regulation S-X. The following information should be read in conjunction with the following: (i) the accompanying notes to the unaudited pro forma condensed consolidated financial statements; (ii) the Company’s audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2022; and (iii) the Company’s unaudited consolidated financial statements as of and for the six months ended June 30, 2022 and related notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2022.
The unaudited pro forma condensed consolidated financial statements are based on and have been derived from the Company’s historical consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America and are presented based on assumptions, adjustments, and currently available information described in the accompanying notes.
Description of the Transactions
The unaudited pro forma condensed consolidated financial statements are presented to illustrate the estimated effects of the following transactions:
Asset Purchase Agreement
On August 16, 2022, the Company, Stronghold LLC, SDM and Digital Mining BT, entered into the Asset Purchase Agreement with NYDIG, and BankProv.
Pursuant to the NYDIG Financing Agreements, the Seller Parties pledged as collateral under the NYDIG Financing Agreements the APA Collateral, comprised of certain Bitcoin miners the Seller Parties purchased with borrowings under the NYDIG Financing Agreements. Under the Asset Purchase Agreement, the Seller Parties agreed to sell, and the Purchasers (or their respective designee) agreed to purchase, the APA Collateral in a private disposition in exchange for the forgiveness, reduction and release of all principal, interest, and fees owing under each of the NYDIG Financing Agreements, which we refer to as the NYDIG Debt. The Sellers have agreed to clean, service, package, ship and deliver the APA Collateral, and to bear the costs associated with such activities. Following (i) delivery of the APA Collateral to the Purchasers or their designees and (ii) a subsequent inspection period of up to 14 days (which may be extended up to seven additional days), upon acceptance of the APA Collateral, the ownership of such APA Collateral will be transferred to the Purchasers or their designees and the related portion of the NYDIG Debt will be assigned to the Sellers and cancelled pursuant to a master bill of sale in accordance with the Asset Purchase Agreement as a Settlement. In the event of certain failures to satisfy the inspection conditions set forth in the Asset Purchase Agreement, the Company is obligated to replace the APA Collateral that failed to satisfy such inspection conditions with comparable assets, provided that such obligation only applies once the aggregate value of such APA Collateral exceeds $173,650.68, with respect to BankProv, and $252,532.33, with respect to NYDIG.
During the Non-Interference Period, the Purchasers have agreed not to foreclose on any of the APA Collateral under the NYDIG Financing Agreements. The Seller Parties also granted certain indemnification rights to the Purchasers. The Asset Purchase Agreement also provides for certain termination rights.
Pursuant to the Asset Purchase Agreement, the Seller Parties have granted a release from certain claims arising out of or in connection with the Asset Purchase Agreement and the transactions contemplated thereunder. Further, except for the payment of accrued but unpaid interest through the date of signing of the Asset Purchase Agreement, prior to the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the end of the Non-Interference Period, or (iii) a Seller electing not to sell any of its APA Collateral required to be sold at a settlement, the Sellers will not be required to make payments pursuant to the NYDIG Financing Agreements (although interest shall accrue but not be due and payable) and each Purchaser, in its capacity as the respective lender under the NYDIG Financing Agreements, will not exercise any remedies available as a lender or declare any event of default as a result of the Sellers taking any actions required or directly contemplated by the Asset Purchase Agreement.

On September 30, 2022, the Company completed the BankProv Settlement, relating to the sale of the initial three tranches of the APA Collateral to BankProv pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $27.4 million of principal under the NYDIG Debt and related interest.
On October 13, 2022, the Seller Parties completed the NYDIG Settlement, relating to the sale of three tranches of APA Collateral to NYDIG pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $37.9 million of principal under the NYDIG Debt and related interest. Following the NYDIG Settlement, together with the BankProv Settlement, the aggregate amount of principal under the NYDIG Debt extinguished is $65.3 million. The sale of all Bitcoin miners included in the APA Collateral that were in the Company’s possession at the Panther Creek Plant and Scrubgrass Plant at the time the Asset Purchase Agreement was executed and the related forgiveness, reduction and release of the NYDIG Debt associated with such Bitcoin miners have been completed. The sale of the remainder of the APA Collateral, and the extinguishment of the related, remaining portion of the NYDIG Debt, will be settled in accordance with the terms and conditions set forth under the Asset Purchase Agreement, including an inspection period. As of October 13, 2022, $2.1 million remained outstanding under the NYDIG Financing Agreements, such amount being related to 504 Bitcoin miners that are in the possession of U.S. Customs and Border Control.
The disposition of the APA Collateral does not qualify as a discontinued operation as it does not represent a strategic shift that will have a major effect on the Company’s results of operations or financial condition. While the entirety of the APA Collateral has not been sold and the entirety of the NYDIG Debt has not been extinguished, the following pro forma adjustments assume that both will have occurred.
Amendment to May PIPE Notes
On May 15, 2022, the Company entered into the May 2022 Purchase Agreement, by and among the Company and the May PIPE Purchasers, whereby the Company agreed to issue and sell to the May PIPE Purchasers, and the May PIPE Purchasers agreed to purchase from the Company, (i) $33,750,000 aggregate principal amount of the May 2022 Notes and (ii) the May 2022 Warrants.
On August 16, 2022, the Company entered into an agreement with the May PIPE Purchasers, whereby the Company agreed to amend the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes was exchanged for the Amended May 2022 Warrants, pursuant to which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01. After giving effect to the principal reduction under the Amended May 2022 Notes, the Company will continue to make subsequent payments to the Purchasers on the fifteenth (15th) day of each of November 2022, December 2022, January 2023 and February 2023. The Company may generally elect to make each such payment (A) in cash or (B) in shares of its Class A common stock, at a twenty percent (20%) discount to the average of the daily VWAPs for each of the twenty (20) consecutive trading days preceding the payment date.
September PIPE
On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice and Greg Beard, the Company’s co-chairman and chief executive officer, for the purchase and sale of 2,274,350 and 602,409 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $1.60 and $1.66, respectively, and warrants to purchase an aggregate of 5,602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds, before deducting offering expenses, from the sale of such securities was approximately $9.0 million.
Northern Data Settlement Agreement
On September 30, 2022, SDM, Operating, and Hashco entered into a Settlement Agreement with NDPA and Bitfield whereby the previously disclosed Hosting Agreement between NDPA and SDM dated August 17, 2021 was mutually terminated.

Pursuant to the Settlement Agreement, for a term of two (2) years until October 1, 2024, the Company has the right to lease from Northern Data for its exclusive use, access, and operation (i) 24 Northern Data Pods capable of supporting approximately 550 Bitcoin miners each for an aggregate amount of approximately 13,200 available slots and (ii) four Strongboxes that the Company previously sold to Northern Data capable of supporting approximately 264 Bitcoin miners each for an aggregate of approximately 1,056 mining slots for $1,000.00 annually. Following the Settlement Agreement, no future revenue share will be applicable for miners in the Northern Data Pods or Strongboxes and the Company will receive 100% of the profits generated by Bitcoin miners in the Northern Data Pods and Strongboxes. At the end of the two-year term of the Settlement Agreement, the Company has the option, but not the obligation, to purchase the Northern Data Pods and Strongboxes for an amount between $2 million and $6 million based on the prevailing hash price at the time, net of a maximum of $1.5 million of expenditures that the Company has the option to use to upgrade the Northern Data Pods throughout the two year term.
Pursuant to the Settlement Agreement, the Company will pay Northern Data an aggregate amount of $4.5 million as follows (i) $2.5 million to Northern Data not later than October 3, 2022, which amount was paid to Northern Data on October 3, 2022 in full, (ii) $1.0 million to Northern Data not later than October 31, 2022; and (iii) $1.0 million to Northern Date not later than November 30, 2022.
WhiteHawk Refinancing
On August 16, 2022, the Company entered into the Commitment Letter with WhiteHawk to provide for committed financing to refinance the WhiteHawk Financing Agreement and provide up to $20 million in additional commitments, which we refer to as the Delayed Draw Facility, for an aggregate loan not to exceed $60.0 million. Such loans under the Delayed Draw Facility will be available to be drawn for 180 days from the closing date of the WhiteHawk Refinancing Agreement. The WhiteHawk Refinancing Agreement will be entered into by Stronghold LLC as Borrower and secured by substantially all of the assets of the Company and its subsidiaries and will be guaranteed by the Company and each of its subsidiaries. The WhiteHawk Refinancing Agreement will require equal monthly amortization payments resulting in full amortization at maturity. The WhiteHawk Refinancing Agreement will have customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and will contain customary events of default. The WhiteHawk Refinancing Agreement will contain a covenant requiring the Borrower and its subsidiaries to maintain a minimum (x) of $7.5 million of liquidity at all times, (y) a minimum liquidity of $10 million of average daily liquidity for each calendar month (rising to $20 million beginning July 1, 2023) and (z) a maximum total leverage ratio covenant of (i) 7.5:1.0 for the quarter ending December 31, 2022, (ii) 5.0:1.0 for the quarter ending March 31, 2023, (iii) 4.0:1.0 for the quarter ending June 30, 2023 and (iv) 4.0:1.0 for each quarter ending thereafter. The initial closing of the WhiteHawk Refinancing Agreement will be subject to customary closing conditions. In addition, the initial closing of the WhiteHawk Refinancing Agreement will be subject to the full extinguishment and termination of all of the NYDIG Debt and other obligations of the Company and its affiliates under the NYDIG Financing Agreements, whether pursuant to the Asset Purchase Agreement or otherwise. As of October 13, 2022, closing the WhiteHawk Refinancing Agreement and consummation of this transaction was deemed probable of occurring by the Company.
The WhiteHawk Refinancing Agreement provides that the borrowings under the agreement will mature 36 months after the closing date of the transaction and will bear interest at a rate of Secured Overnight Financing Rate plus 10%. The loans under the Delayed Draw Facility will be issued with a 3% commitment fee on the delayed draw amount, payable when such amounts are drawn, and undrawn commitments thereunder will incur an unused lien fee, paid monthly, equal to 1% per annum. Amounts drawn on the WhiteHawk Refinancing Agreement will be subject to a prepayment premium such that the lenders thereunder achieve a 20% return on invested capital. In addition, Borrower has agreed to pay an alternate transaction fee to WhiteHawk in the event that (x) WhiteHawk Refinancing Agreement does not close on or before October 31, 2022, (y) the initial funding under the WhiteHawk Financing Agreement does not occur on or before October 31, 2022 or (z) Borrower or any of its affiliates utilize any debt or equity financing other than the WhiteHawk Refinancing Agreement to refinance the existing indebtedness owed to Whitehawk. The Company also agreed to issue a stock purchase warrant to WhiteHawk in conjunction with the closing of the WhiteHawk Refinancing Agreement, which provides for the purchase of an additional 2,000,000 shares of Class A common stock at $0.01 per share.

Panther Creek Acquisition
On July 9, 2021, the Company entered into a purchase agreement, as contemplated by the Olympus LOI, with Panther Creek Reclamation Holdings, LLC (“Panther Creek Reclamation”), a subsidiary of Olympus (the “Panther Creek Acquisition”). Pursuant to the Panther Creek Acquisition, the Company acquired all of the assets of Panther Creek Power Operating LLC (“Panther Creek”), comprised primarily of the Panther Creek Plant. The Company completed the Panther Creek Acquisition on November 2, 2021. The consideration for the Panther Creek Plant was approximately $3.0 million in cash ($2.192 million after deducting 50% of land closing costs agreed to be split with the seller) subject to certain closing adjustments, and 1,152,000 Class A common units of Stronghold Digital Mining Holdings LLC (“Stronghold LLC Unit”), together with a corresponding number of shares of Class V common stock. Pursuant to the Redemption Right, each Stronghold LLC Unit, combined with a corresponding share of Class V common stock, may be redeemed for one share of Class A common stock (or cash, in certain instances).
The Company’s consolidated balance sheet as of June 30, 2022 and statements of operations for the six months ended June 30, 2022 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2022 already include the assets and liabilities acquired in the Panther Creek Acquisition and accompanying results of operations for the period. Therefore, no pro forma adjustments for this transaction are reflected in the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2022. The Company’s audited consolidated statement of operations for the year ended December 31, 2021 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2022 reflects the actual results of operations from the Panther Creek Acquisition from November 2, 2021 through December 31, 2021.
Under Article 11 of Regulation S-X, the sale of the APA Collateral in the Asset Purchase Agreement described above constitutes a significant disposition. The other transactions described above for which disclosure of pro forma financial information was considered material have been consummated or are considered probable to be consummated.
As a result of these transactions, the Company prepared the accompanying unaudited pro forma condensed consolidated financial statements. Except as set forth herein, the unaudited pro forma condensed consolidated balance sheet as of June 30, 2022 and statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 give pro forma effect to these transactions as if they occurred on June 30, 2022 (in the case of the balance sheet) or January 1, 2021 (in the case of the statement of operations).
The unaudited pro forma condensed consolidated financial statements include unaudited pro forma adjustments that are factually supportable and directly attributable to the transactions. In addition, the unaudited pro forma adjustments are expected to have a continuing impact on the Company’s results. The Company has prepared the unaudited pro forma condensed consolidated financial statements for illustrative purposes only and it does not purport to represent what the results of operations or financial condition would have been had the transactions actually occurred on the dates indicated, nor does the Company purport to project the results of operations or financial condition for any future period or as of any future date. Actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated financial statements for various reasons, including but not limited to, the differences between the assumptions used to prepare the unaudited pro forma condensed consolidated financial statements and actual results and our ability to complete, either in part or in full, the transactions that have not yet occurred.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2022
	Historical	Pro Forma Adjustments						Pro Forma
	June 30, 2022	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	WhiteHawk Refinancing	Notes	June 30, 2022
CURRENT ASSETS
Cash	$32,987,181	—	—	$9,000,000	$(2,500,000)	—	(a),(b)	$39,487,181
Digital currencies	352,092	—	—	—	—	—		352,092
Digital currencies restricted	4,779,895	—	—	—	—	—		4,779,895
Accounts receivable	1,851,719	—	—	—	—	—		1,851,719
Due from related party	848,150	—	—	—	—	—		848,150
Prepaid insurance	2,356,411	—	—	—	—	—		2,356,411
Inventory	3,605,533	—	—	—	—	—		3,605,533
Other current assets	1,733,907	—	—	—	—	—		1,733,907
Total Current Assets	48,514,888	—	—	9,000,000	(2,500,000)	—		55,014,888
EQUIPMENT DEPOSITS	66,472,016	(32,645,000)	—	—	—	—	(c)	33,827,016
PROPERTY, PLANT AND EQUIPMENT, NET	237,973,955	(53,497,920)	—	—	—	—	(d)	184,476,035
LAND	1,748,439	—	—	—	—	—		1,748,439
ROAD BOND	211,958	—	—	—	—	—		211,958
SECURITY DEPOSITS	348,888	—	—	—	—	—		348,888
TOTAL ASSETS	$355,270,144	$ (86,142,920)	—	$ 9,000,000	$ (2,500,000)	—		$275,627,224
CURRENT LIABILITIES
Current portion of long-term debt-net of discounts/issuance fees	$100,593,168	$ (51,694,078)	$ (11,250,000)	—	—	$(18,399,403)	(e),(f),(g)	$19,249,687
Financed insurance premiums	393,260	—	—	—	—	—		393,260
Forward sale contract	4,650,848	—	—	—	—	—		4,650,848
Accounts payable	23,887,308	—	—	—	2,000,000	—	(h)	25,887,308
Due to related parties	1,974,299	—	—	—	—	—		1,974,299
Accrued liabilities	12,920,128	2,148,398	—	—	(2,594,640)	—	(i),(j)	12,473,886
Total Current Liabilities	144,419,011	(49,545,680)	(11,250,000)	—	(594,640)	$(18,399,403)		64,629,288
LONG-TERM LIABILITIES
Asset retirement obligation	986,115	—	—	—	—	—		986,115
Contract liabilities	132,093	—	—	—	—	—		132,093
Long-term debt-net of discounts/issuance fees	26,889,570	(13,250,935)	—	—	—	9,171,918	(e),(g)	22,810,553
Total Long-Term Liabilities	28,007,778	(13,250,935)	—	—	—	9,171,918		23,928,761
Total Liabilities	172,426,789	(62,796,615)	(11,250,000)	—	(594,640)	(9,227,485)		88,558,049
COMMITMENTS AND CONTINGENCIES
REDEEMABLE COMMON STOCK
Common Stock - Class V, $0.0001 par value; 34,560,000 shares authorized and 27,057,600 shares issued and outstanding	47,239,903	—	—	—	—	—		47,239,903
Total redeemable common stock	47,239,903	—	—	—	—	—		47,239,903
STOCKHOLDERS' EQUITY / (DEFICIT)
Non-controlling Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $5,000,000; 1,152,000 shares issued and outstanding	35,937,061	—	—	—	—	—		35,937,061
Common Stock - Class A, $0.0001 par value; 685,440,000 shares authorized and 20,034,875 shares issued and outstanding	2,002	—	632	560	—	—	(k),(l)	3,194
Accumulated deficits	(155,708,865)	(23,346,305)	—	—	(1,905,360)	9,227,485	(m),(n)	(171,733,045)
Additional paid-in capital	255,373,254	—	11,249,368	8,999,440	—	—	(k),(l)	275,622,062
Stockholders' equity / (deficit)	135,603,452	(23,346,305)	11,250,000	9,000,000	(1,905,360)	9,227,485		139,829,272
Total	182,843,355	(23,346,305)	11,250,000	9,000,000	(1,905,360)	9,227,485		187,069,175
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY / (DEFICIT)	$355,270,144	$ (86,142,920)	—	$9,000,000	$(2,500,000)	—		$275,627,224
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2022
	Historical	Pro Forma Adjustments						Pro Forma
	Six Months Ended June 30, 2022	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	WhiteHawk Refinancing	Notes	Six Months Ended June 30, 2022
OPERATING REVENUES
Cryptocurrency mining	$38,431,729	$(19,062,900)	—	—	—	—	(o)	$19,368,829
Energy	15,492,533	6,901,126	—	—	—	—	(p)	22,393,659
Capacity	3,712,428	—	—	—	—	—		3,712,428
Cryptocurrency hosting	189,048	—	—	—	—	—		189,048
Other	52,770	—	—	—	—	—		52,770
Total operating revenues	57,878,508	(12,161,774)	—	—	—	—		45,716,734
OPERATING EXPENSES
Fuel	18,018,508	—	—	—	—	—		18,018,508
Operations and maintenance	27,921,089	—	—	—	(2,594,640)	—	(q)	25,326,449
General and administrative	21,514,079	2,148,398	—	—	—	—	(r)	23,662,477
Impairments of digital currencies	7,711,217	(2,163,063)	—	—	—	—	(s)	5,548,154
Impairments of equipment deposits	12,228,742	—	—	—	—	—		12,228,742
Impairments of miner assets	4,990,000	—	—	—	—	—		4,990,000
Depreciation and amortization	24,986,881	(7,744,179)	—	—	—	—	(t)	17,242,702
Total operating expenses	117,370,516	(7,758,844)	—	—	(2,594,640)	—		107,017,032
NET OPERATING LOSS	(59,492,008)	(4,402,930)	—	—	(2,594,640)	—		(61,300,298)
OTHER INCOME (EXPENSE)
Interest expense	(7,420,235)	2,239,640	—	—	—	(145,241)	(u),(x)	(5,325,836)
Gain on extinguishment of PPP loan	841,670	—	—	—	—	—		841,670
Loss on extinguishment of NYDIG debt	—	(9,971,437)	—	—	—	—	(v)	(9,971,437)
Realized gain on sale of digital currencies	751,110	—	—	—	—	—		751,110
Realized loss on disposal of fixed asset	(1,769,600)	—	—	—	—	—		(1,769,600)
Realized loss on sale of miner assets	(8,012,248)	—	—	—	—	—		(8,012,248)
Changes in fair value of forward sale derivative	3,435,639	—	—	—	—	—		3,435,639
Changes in fair value of convertible note	(962,761)	—	—	—	—	—		(962,761)
Waste coal credits	53,443	—	—	—	—	—		53,443
Other	30,000	—	—	—	—	—		30,000
Total other income / (expense)	(13,052,982)	(7,731,797)	—	—	—	(145,241)		(20,930,020)
NET LOSS	$(72,544,990)	(12,134,727)	—	—	2,594,640	(145,241)		$(82,230,318)
NET LOSS - attributable to non-controlling interest	(42,435,192)	(7,098,209)	—	—	1,517,735	(84,959)		(48,100,625)
NET LOSS - Stronghold Digital Mining, Inc.	$(30,109,798)	(5,036,518)	—	—	1,076,905	(60,282)		$(34,129,693)
NET LOSS attributable to Class A Common Shares
Basic	$(1.49)							$(1.00)
Diluted	$(1.49)							$(1.00)
Class A Common Shares Outstanding
Basic	20,274,672	—	6,318,000	5,602,409	—	2,000,000		34,195,081
Diluted	20,274,672	—	6,318,000	5,602,409	—	2,000,000		34,195,081
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021
	Historical	Pro Forma Adjustments							Pro Forma
	Year Ended December 31, 2021	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	Panther Creek Acquisition	WhiteHawk Refinancing	Notes	Year Ended December 31, 2021
OPERATING REVENUES
Cryptocurrency mining	$12,494,581	(4,202,268)	—	—	—	—	—	(o)	$8,292,313
Energy	11,870,817	946,288	—	—	—	3,174,344	—	(p),(w)	15,991,449
Capacity	4,238,921	—	—	—	—	2,731,428	—	(w)	6,970,349
Cryptocurrency hosting	2,297,489	—	—	—	—	—	—		2,297,489
Other	13,329	—	—	—	—	91,384	—	(w)	104,713
Total operating revenues	30,915,137	(3,255,980)	—	—	—	5,997,156	—		33,656,313
OPERATING EXPENSES
Fuel	13,190,828	—	—	—	—	1,380,026	—	(w)	14,570,854
Operations and maintenance	15,492,763	—	—	—	—	6,987,030	—	(w)	22,479,793
General and administrative	14,955,626	—	—	—	—	(1,211,665)	—	(w)	13,743,961
Impairments of digital currencies	1,870,274	(388,322)	—	—	—	—	—	(s)	1,481,952
Depreciation and amortization	7,607,721	(244,992)	—	—	—	342,364	—	(t),(w)	7,705,093
Total operating expenses	53,117,212	(633,314)	—	—	—	7,497,755	—		59,981,653
NET OPERATING LOSS	(22,202,075)	(2,622,666)	—	—	—	(1,500,599)	—		(26,325,340)
OTHER INCOME (EXPENSE)
Interest expense	(4,622,655)	1,605,786	—	—	—	(130)	301,800	(u),(w),(x)	(2,715,199)
Gain on extinguishment of PPP loan	638,800	—	—	—	—	—	—		638,800
Loss on extinguishment of NYDIG debt	—	(23,036,303)	—	—	—	—	—	(v)	(23,036,303)
Realized gain on sale of digital currencies	149,858	—	—	—	—	—	—		149,858
Changes in fair value of warrant liabilities	(1,143,809)	—	—	—	—	—	—		(1,143,809)
Changes in fair value of forward sale derivative	(116,488)	—	—	—	—	—	—		(116,488)
Waste coal credits	47,752	—	—	—	—	—	—		47,752
Other	(6,712)	—	—	—	—	276,401	—	(w)	269,689
Total other income / (expense)	(5,053,254)	(21,430,517)	—	—	—	276,271	301,800		(26,905,700)
NET LOSS	$ (27,255,329)	(24,053,183)	—	—	—	(1,224,328)	301,800		$(52,231,040)
NET LOSS - attributable to predecessor (1/1-3/31)	(238,948)	—	—	—	—	—	—		(238,948)
NET LOSS - attributable to non-controlling interest	(15,803,234)	(14,069,911)	—	—	—	(716,171)	176,538		(30,412,778)
NET LOSS - Stronghold Digital Mining, Inc.	$(11,213,147)	(9,983,272)	—	—	—	(508,157)	125,262		$(21,579,314)
NET LOSS attributable to Class A Common Shares
Basic	$(2.03)								$(1.11)
Diluted	$(2.03)								$(1.11)
Class A Common Shares Outstanding
Basic	5,518,752	—	6,318,000	5,602,409	—	—	2,000,000		19,439,161
Diluted	5,518,752	—	6,318,000	5,602,409	—	—	2,000,000		19,439,161
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Basis of Presentation
The June 30, 2022 unaudited pro forma condensed consolidated balance sheet gives effect to the pro forma adjustments necessary to reflect the transactions as if they had occurred on June 30, 2022. The unaudited pro forma condensed consolidated statements of operations give effect to the pro forma adjustments to reflect the transactions as if they had occurred as of January 1, 2021. The unaudited pro forma adjustments related to the transactions are based on available information and assumptions that management believes are directly attributable to the transactions, factually supportable, and are expected to have a continuing impact on the Company’s results of operations with respect to the unaudited condensed consolidated statements of operations.
Note 2 – Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet
The following adjustments have been made to the accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2022.
(a)
Reflects the net proceeds of approximately $9.0 million, after deducting offering expenses, received from the sale of Securities Purchase Agreements with the September PIPE Purchasers from the September PIPE.

(b)	Reflects the cash paid of $2.5 million to Northern Data pursuant to the terms of the Northern Data Settlement Agreement.
(c)
Reflects the elimination of equipment deposits of approximately $32.6 million from the Asset Purchase Agreement on cryptocurrency machines the Company had not yet taken delivery of, which were included in the cryptocurrency machines pledged as collateral in the transaction. There is no impact to the Company’s operating revenues and expenses for the removal of these cryptocurrency machines as they have not yet been revenue generating for the Company.

(d)
Reflects the elimination of approximately $53.5 million of cryptocurrency machines under the Asset Purchase Agreement the Company had received and placed in service at various times during the six months ended June 30, 2022 and the year ended December 31, 2021. Components of the Company’s property, plant and equipment, net impacted were as follows:

June 30, 2022
Cryptocurrency machines & powering supplies	$(61,487,092)
Accumulated depreciation and amortization	7,989,172
Net pro forma adjustment	$(53,497,920)
(e)
Reflects the reduction to outstanding long-term debt under the NYDIG Financing Agreements resulting from the forgiveness, reduction and release of all principal, interest, and fees owed under the NYDIG Debt pursuant to the Asset Purchase Agreement. Components of the reduction to the long-term debt were as follows:

June 30, 2022
Arctos/NYDIG Financing Agreement (loan #1) with a term of 24 months	$5,165,554
Arctos/NYDIG Financing Agreement (loan #2) with a term of 24 months	6,833,002
Arctos/NYDIG Financing Agreement (loan #3) with a term of 24 months	3,797,407
Arctos/NYDIG Financing Agreement (loan #4) with a term of 24 months	5,089,978
Second NYDIG Financing Agreement (schedule #1) with a term of 24 months	15,977,805
Second NYDIG Financing Agreement (schedule #2) with a term of 24 months	17,646,800
Second NYDIG Financing Agreement (schedule #3) with a term of 24 months	10,434,467
Net pro forma adjustment	$64,945,013
Current portion of long-term debt-net of discounts/issuance fees	$51,694,078
Long-term debt-net of discounts/issuance fees	$13,250,935

(f)
Reflects the reduction to outstanding long-term debt resulting from the amendment to the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes was exchanged for the Amended May 2022 Warrants.

(g)
Reflects a change in the classification of the WhiteHawk outstanding long-term debt between current liabilities of approximately $18.4 million and long-term liabilities of approximately $9.2 million after giving effect to the probable terms set forth in the Commitment Letter for the WhiteHawk Refinancing.

(h)
Represents the remaining payments to be made that were mutually agreed upon in the Northern Data Settlement Agreement. The Company will pay $1.0 million to Northern Data not later than October 31, 2022, and $1.0 million to Northern Date not later than November 30, 2022.

(i)	Reflects an accrual of approximately $2.1 million for unrecognized transaction costs associated with the Asset Purchase Agreement.
(j)
Reflects the elimination of an accrued liability of approximately $2.6 million associated with the Hosting Services Agreement with Northern Data that was settled pursuant to the terms of the Settlement Agreement with Northern Data.

(k)
In the Amendment to the May PIPE Notes, in exchange for eliminating $11.25 million of outstanding principal, the Company agreed to an amended and restated warrant agreement in which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01 resulting in warrants being considered penny warrants. The adjustment reflects as if the penny warrants were exercised and issued as Class A common stock. The amount recorded to Class A common stock was based on the par value per share with the remaining $11.2 million recorded as additional paid-in capital.

(l)
In the September PIPE, the Company issued a total of 2,876,759 shares of Class A common stock at a purchase price of $1.60 or $1.66 to the September PIPE Purchasers. Armistice also purchased Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The adjustment reflects the issuance of the Class A common stock to the September PIPE Purchasers. The amount recorded to Class A common stock was based on the par value per share with the remaining $9.0 million recorded as additional paid-in capital.

(m)
Represents the incremental net loss of approximately $23.3 million recognized during the six months ended June 30, 2022 and the year ended December 31, 2021 resulting from the pro forma adjustments arising from the Asset Purchase Agreement.

(n)	Represents the incremental net loss of approximately $1.9 million recognized pursuant to the settlement terms of the Settlement Agreement with Northern Data.
Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations
The following adjustments have been made to the accompanying unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021.
(o)
Represents the elimination of approximately $19.1 million and $4.2 million of cryptocurrency mining revenues during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, for the disposition of the APA Collateral assets under the Asset Purchase Agreement.

(p)
Represents energy revenues of approximately $6.9 million and $1.0 million that would have been recognized during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, from the sale of available energy through PJM Interconnection that would not have been consumed by the cryptocurrency machines sold in the transaction. When the Company has available energy, the Company has agreed to routinely sell the available energy in the wholesale generation market in the PJM Interconnection as a market participant. The adjustment was derived from the energy volume expected to be available each month and the average energy price each month.

(q)
Reflects the elimination of approximately $2.6 million recognized as operations and maintenance expense associated with a revenue share due to Northern Data under the Hosting Services Agreement, which was eliminated pursuant to the terms of the Settlement Agreement with Northern Data.

(r)	Reflects the recognition of approximately $2.1 million of unrecognized transaction costs associated with the Asset Purchase Agreement.
(s)
Reflects the elimination of approximately $2.2 million and $0.4 million during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, of an impairment of digital currencies for the cryptocurrency that would not have been mined had the Company not operated the cryptocurrency machines sold in the Asset Purchase Agreement.

(t)
Represents the elimination of approximately $7.7 million and $0.2 million of depreciation expense for the cryptocurrency machines sold in the Asset Purchase Agreement that the Company had in service at various times during the six months ended June 30, 2022 and the year ended December 31, 2021, respectively.

(u)
Reflects a reduction to interest expense of approximately $2.2 million and $1.6 million during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, associated with the forgiveness, reduction and release of all principal, interest, and fees owed on the NYDIG Debt under the terms of the Asset Purchase Agreement.

(v)
Represents the loss on debt extinguishment of approximately $10.0 million and $23.0 million recognized during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, from the Asset Purchase Agreement after giving effect to the elimination of the equipment deposits, cryptocurrency machines, and associated long-term debt.

(w)	Reflects the operating revenues and expenses of Panther Creek from January 1, 2021 through November 1, 2021. The Company completed the Panther Creek Acquisition on November 2, 2021.
(x)
Reflects an increase to interest expense of approximately $0.1 million during the six months ended June 30, 2022 and a reduction to interest expense of approximately $0.3 million during the year ended December 31, 2021 on the WhiteHawk outstanding long-term debt after giving effect to the interest terms included in the Commitment Letter for the WhiteHawk Refinancing.

Note 3 – Earnings (Loss) Per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the transactions, assuming the Class A common stock were outstanding since January 1, 2021. As the transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the transactions have been outstanding for the entire periods presented. The following tables set forth the computation of pro forma basic and diluted earnings (loss) per share for the six months ended June 30, 2022 and the year ended December 31, 2021.
Six Months Ended June 30, 2022
Numerator
Net loss	$(82,230,318)
Less: net loss attributable to non-controlling interest	(48,100,625)
Net loss attributable to Class A common shareholders	$(34,129,693)
Denominator
Weighted average shares of Class A common shares outstanding	34,195,081
Pro forma basic and diluted net loss per share	$(1.00)

Year Ended December 31, 2021
Numerator
Net loss	$(52,231,040)
Less: net loss attributable to predecessor (1/1-3/31)	(238,948)
Less: net loss attributable to non-controlling interest	(30,412,778)
Net loss attributable to Class A common shareholders	$(21,579,314)
Denominator
Weighted average shares of Class A common shares outstanding	19,439,161
Pro forma basic and diluted net loss per share	$(1.11)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Stronghold LLC Agreement
The following description of the Stronghold LLC Agreement is qualified in its entirety by reference to the Stronghold LLC Agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.
Redemption Rights
Under the Stronghold LLC Agreement, pursuant to the Redemption Right, the Stronghold Unit Holders have the right, subject to certain limitations, to cause Stronghold LLC to acquire all or a portion of their Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) will have the Call Right to acquire each tendered Stronghold LLC Unit directly from the Stronghold Unit Holders for, at its election, (x) one share of Class A common stock or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders, or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. As the Stronghold Unit Holders cause their Stronghold LLC Units to be redeemed, holding other assumptions constant, Stronghold Inc.’s membership interest in Stronghold LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class V common stock will be decreased. Additionally, see “Management—Committees of the Board of Directors—Special Unit Redemption Committee” for additional information.
Distributions and Allocations
Under the Stronghold LLC Agreement, subject to the obligations of Stronghold LLC to make tax distributions and to reimburse Stronghold Inc. for its corporate and other overhead expenses, Stronghold Inc. will have the right to determine when distributions will be made to the holders of Stronghold LLC Units and the amount of any such distributions. If Stronghold Inc. authorizes a distribution, such distribution will be made to the holders of Stronghold LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Stronghold LLC Units.
The holders of Stronghold LLC Units, including Stronghold Inc., will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of Stronghold LLC. Net income and losses of Stronghold LLC generally will be allocated to the holders of Stronghold LLC Units on a pro rata basis in accordance with their respective percentage ownership of Stronghold LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt instruments, the Stronghold LLC Agreement requires Stronghold LLC to make pro rata cash distributions to Stronghold Unit Holders, including Stronghold Inc., in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement it entered into with Q Power and an agent named by Q Power. In addition, the Stronghold LLC Agreement requires Stronghold LLC to make non-pro rata payments to Stronghold Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the Stronghold LLC Agreement.
Issuance of Equity
The Stronghold LLC Agreement provides that, except as otherwise determined by us, at any time Stronghold Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Stronghold Inc. with respect to such issuance, if any, shall be concurrently invested in Stronghold LLC, and Stronghold LLC shall issue to Stronghold Inc. one Stronghold LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Stronghold Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Stronghold LLC shall redeem, repurchase or otherwise acquire an equal number of Stronghold LLC Units held by Stronghold Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.
Dissolution
Stronghold LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Stronghold LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Stronghold LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Stronghold LLC Units owned by each of them.
Tax Receivable Agreement
Subject to certain limitations, Stronghold Unit Holders (other than Stronghold Inc.) may cause all or less than all of their Stronghold LLC Units, together with a corresponding number of shares of Class V common stock, to be redeemed for a corresponding number of shares of Class A common stock or an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Stronghold LLC intends to make for itself (and for each of its direct or indirect subsidiaries it controls that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) that will be effective for the taxable year of the closing of the Private Placements (as defined herein) and the IPO and each taxable year in which a redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC. These adjustments will be allocated to Stronghold Inc. Such adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Stronghold Inc.’s depreciation and amortization deductions and may also decrease Stronghold Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Stronghold Inc. would otherwise be required to pay in the future.
The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of, (i) increases in tax basis that occur as a result of Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement. Under the Tax Receivable Agreement, Stronghold Inc. will retain the remaining net cash savings, if any. In addition, certain of the rights of the Stronghold Unit Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right.
The payment obligations under the Tax Receivable Agreement are Stronghold Inc.’s obligations and not obligations of Stronghold LLC, and we expect that the payments Stronghold Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of Stronghold Inc.’s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon future events, including but not limited to the timing of the redemptions of Stronghold LLC Units, the price of Stronghold Inc.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis in the Stronghold LLC Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Stronghold Inc. generates in the future, the timing and amount of any earlier payments that Stronghold Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of Stronghold Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Stronghold Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon future events, including those noted above in respect of estimating the amount and timing of Stronghold Inc.’s realization of tax benefits.
Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. The actual tax benefits and the amount and timing of the payments under the Tax Receivable Agreement to Q Power could differ materially as a result of a number of factors, including changes to Stronghold LLC’s balance sheet, the timing of the redemption of Stronghold LLC Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income Stronghold Inc. generates in the future and the tax rate then applicable, and the portion of the payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable tax basis. Moreover, if tax benefits are deemed realized in certain circumstances (such as a change of control or other early termination of the Tax Receivable Agreement), the actual amount and timing of tax benefits may substantially differ from the deemed timing and amount, and the payments made by Stronghold Inc. under the Tax Receivable Agreement could exceed the actual net cash tax savings resulting from the Up-C structure. In addition, certain rights of Q Power (including the right to receive payments) under the Tax Receivable Agreement will be transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right. Payments under the Tax Receivable Agreement will not be conditioned upon Q Power (or its permitted assignees) having an ownership interest in Stronghold Inc. or Stronghold LLC.
A delay in the timing of redemptions of Stronghold LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Stronghold LLC’s taxable income to the redeeming holder of Stronghold LLC Units prior to the redemption. Stock price increases or decreases at the time of each redemption of Stronghold LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Stronghold Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Stronghold Inc.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Stronghold Inc.’s future income tax liabilities.
It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies, acceleration upon a change of control or early termination, or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits Stronghold Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement (which excess could be very significant) and/or (ii) distributions to Stronghold Inc. by Stronghold LLC are not sufficient to permit Stronghold Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Relating to Us and our Organizational Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Stronghold Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement” in our 2021 Form 10-K.

In addition, although Stronghold Inc. is not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, neither Q Power nor other Stronghold Unit Holders will reimburse Stronghold Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against future payments otherwise required to be made, if any, to such holder after Stronghold Inc.’s determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, Stronghold Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect Stronghold Inc.’s liquidity.
The term of the Tax Receivable Agreement commenced on April 1, 2021 and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, and all required payments are made, unless the Tax Receivable Agreement is terminated early (including upon a change of control). Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed Stronghold Inc.’s available funds and may reduce the value of Class A common stock. In the case of such an acceleration in connection with a change of control, where applicable, Stronghold Inc. generally expects the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration, which could have a significant impact on our ability to consummate a change of control or reduce the proceeds received by our stockholders in connection with a change of control. However, Stronghold Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity or financial condition. The calculation of such future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that Stronghold Inc. has sufficient taxable income on a current basis to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any Stronghold LLC Units (other than those held by Stronghold Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.
The Tax Receivable Agreement provides that in the event that Stronghold Inc. breaches any of its material obligations thereunder, whether (i) as a result of its failure to make any payment when due (including in cases where Stronghold Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or Stronghold Inc. has available cash but fails to make payments when due under circumstances where Stronghold Inc. does not have the right to elect to defer the payment, as described below), (ii) as a result of Stronghold Inc.’s failure to honor any other material obligation thereunder, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then Q Power (or any subsequent majority of the holders of rights under the Tax Receivable Agreement) may elect to treat such breach as an early termination, which would cause all of Stronghold Inc.’s payment and other obligations under the Tax Receivable Agreement to accelerate and become due and payable applying the same assumptions described above.
As a result of either an early termination or a change of control, Stronghold Inc. could be required to make payments under the Tax Receivable Agreement that significantly exceed its actual cash tax savings under the Tax Receivable Agreement. In these situations, Stronghold Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A common stock or significantly reducing the consideration paid in any such transaction to holders of Class A common stock. There can be no assurance that Stronghold Inc. will be able to meet its obligations under the Tax Receivable Agreement.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Q Power (or its permitted assignees) under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Stronghold LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Stronghold LLC Units may increase Q Power’s (or its permitted assignees’) tax liability without giving rise to any rights of Q Power (or its permitted assignees) to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of Q Power (or its permitted assignees) and other stockholders.
Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of Stronghold Inc.’s U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points. Any payments made by Stronghold Inc. to Q Power (or its permitted assignees) under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to Stronghold Inc. or Stronghold LLC. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt or other agreements, the Stronghold LLC Agreement will require Stronghold LLC to make pro rata cash distributions to holders of Stronghold LLC Units, including Stronghold Inc., in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. Stronghold Inc. generally expects Stronghold LLC to fund such distributions out of available cash. However, except in cases where Stronghold Inc. elects to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally Stronghold Inc. may elect to defer payments due under the Tax Receivable Agreement if Stronghold Inc. does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if Stronghold Inc.’s contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR (or an agreed successor rate, if applicable) plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points if Stronghold Inc. is unable to make such payment as a result of limitations imposed by existing credit agreements. Stronghold Inc. has no present intention to defer payments under the Tax Receivable Agreement.
The Tax Receivable Agreement generally may be amended if approved in writing by Stronghold Inc., the majority of holders of rights under the Tax Receivable Agreement and, for so long as Q Power or any of its affiliates hold rights under the Tax Receivable Agreement, Q Power. To the extent an amendment would disproportionately affect payments made to certain holders of rights under the Tax Receivable Agreement, such amendment would require the written consent of such holders. Because Stronghold Inc. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Stronghold LLC’s subsidiaries to make distributions to it. The ability of Stronghold LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Stronghold LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that Stronghold Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate that may be significantly greater than our weighted average cost of capital until paid.

Series A and Series B Private Placements
On April 1, 2021, Gregory Beard, our Chief Executive Officer, purchased 48,000 shares of our Series A Preferred Stock (on a pre-Stock Split basis) in the Series A Private Placement for an aggregate purchase price of $1.2 million.
On May 14, 2021, Mr. Beard purchased 8,907 shares of Series B Convertible Redeemable Preferred Stock of Stronghold Inc. (the “Series B Preferred Stock”) (on a pre-Stock Split basis) in the Series B Private Placement (as defined below) for an aggregate purchase price of $282,351.90.
Right of First Refusal Agreement
In connection with the Series A Private Placement, Stronghold Inc., the investors in the Series A Private Placement and certain beneficial owners of common stock of Stronghold Inc. (the “Key Holders”) entered into a Right of First Refusal and Co-Sale Agreement (the “Series A ROFR Agreement”). Under the Series A ROFR Agreement, the Key Holders agreed to grant a right of first refusal to Stronghold Inc. to purchase all or any portion of capital stock of Stronghold Inc, held by a Key Holder or issued to a Key Holder after the date of the Series A ROFR Agreement, not including any shares of Series A Preferred Stock or common stock issued or issuable upon conversion of the Series A Preferred Stock. The Key Holders also granted a secondary refusal right to the investors in the Series A Private Placement to purchase all or any eligible capital stock not purchased by Stronghold Inc. pursuant to their right of first refusal. The Series A ROFR Agreement also provides certain co-sale rights to investors in the Series A Private Placement to participate in any sale or similar transfer of any shares of common stock owned by a Key Holder or issued to a Key Holder after the Series A Private Placement, on the terms and conditions specified in a written notice from a Key Holder. The investors, however, are not obligated to participate in such sales or similar transfers. The co-sale and rights of first refusal under the Series A ROFR Agreement terminated upon the consummation of the IPO.
On May 14, 2021, we entered into the Series B Stock Purchase Agreement (the “Series B Stock Purchase Agreement”), pursuant to which we issued and sold 630,915 shares of Series B Preferred Stock in a private offering at a price of $31.70 per share to various accredited investors in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder, for aggregate consideration of $20.0 million (the “Series B Private Placement” and, together with the Series A Private Placement, the “Private Placements”). The terms of the Series B Preferred Stock are substantially similar to the Series A Preferred Stock, except for differences in the stated value of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain deemed liquidation events. In connection with the Series B Private Placement, Stronghold Inc., the investors in the Series B Private Placement and Key Holders entered into a Right of First Refusal and Co-Sale Agreement (the “Series B ROFR Agreement”), on substantially the same terms as the Series A ROFR Agreement. The co-sale and rights of first refusal under the Series B ROFR Agreement terminated upon the consummation of the IPO.
Registration Rights Agreements
Pursuant to the Series A Stock Purchase Agreement entered into as part of the Series A Private Placement, Stronghold Inc. entered into a registration rights agreement (the “Series A Registration Rights Agreement”) with the investors in the Series A Private Placement, certain of whom are affiliates and members of Stronghold LLC, pursuant to which, among other things, we agreed to prepare and file or confidentially submit to the SEC a registration covering the resale of all Registrable Securities (as defined in the Series A Registration Rights Agreement) not already covered by an existing and effective registration statement on or prior to the 120th day following the closing of the Series A Private Placement, which registration statement was declared effective by the SEC on October 20, 2021.
Pursuant to the Series B Stock Purchase Agreement entered into as part of the Series B Private Placement, Stronghold Inc. entered into a registration rights agreement (the “Series B Registration Rights Agreement” and, together with the Series A Registration Rights Agreement, the “Registration Rights Agreements”) with the investors in the Series B Private Placement, certain of whom are affiliates and members of Stronghold LLC, pursuant to which, among other things, we agreed to prepare and file or confidentially submit to the SEC a registration statement covering the resale of all Registrable Securities (as defined in the Series B Registration Rights Agreement) not already covered by an existing and effective registration statement on or prior to the 120th day following the closing of the Series A Private Placement, which registration statement was declared effective by the SEC on October 20, 2021. For further discussion of registration rights with respect to our Class A common stock, see the information under the heading “Description of Capital Stock—Registration Rights Agreements.”
Corporate Reorganization
In connection with our Reorganization, we engaged in certain transactions with certain affiliates and the members of Stronghold LLC. Please read “Prospectus Summary—Corporate Reorganization” and “Corporate Reorganization.”
Promissory Notes
On December 31, 2020, Stronghold LLC entered into three promissory notes with certain of our affiliates and directors: (i) the promissory note dated as of December 31, 2020, by and between Stronghold LLC and Scrubgrass LP (the “Scrubgrass Note”), (ii) the promissory note dated as of December 31, 2020 by and between Stronghold LLC and William B. Spence (the “Spence Note”) and (iii) the promissory note dated as of December 31, 2020 by and between Stronghold LLC and Gregory A. Beard (the “Beard Note”).
The Scrubgrass Note, a promissory note dated as of December 31, 2020, by and between Stronghold LLC and Scrubgrass LP, provided for a loan from Scrubgrass LP in the amount of $150,000 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Prior to the Reorganization, Scrubgrass LP was partially indirectly held by Q Power. Messrs. Beard and Spence serve as the Managing Members of Q Power. Following the Reorganization, Scrubgrass LP became one of our indirectly held, wholly owned subsidiaries and the Scrubgrass Note terminated at such time.
The Spence Note, a promissory note dated as of December 31, 2020 by and between Stronghold LLC and William B. Spence, provided for a loan from Mr. Spence in the amount of $524,250 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Mr. Spence serves as Co-Chairman of our Board.
The Beard Note, a promissory note dated as of December 31, 2020 by and between Stronghold LLC and Gregory A. Beard, provided for a loan from Mr. Beard in the amount of $1,500,000 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Mr. Beard serves as Chief Executive Officer, President and Co-Chairman of our Board.
On June 4, 2021, the Spence Note and the Beard Note were paid in full and terminated.
Management Services Agreement
We have entered into a management services agreement with Q Power to provide day-to-day management and administration services to us. The agreement provided for a monthly fee of $25,000 in 2020 and the first quarter of 2021 and $50,000 in 2019 and provides for a monthly fee of $100,000 for the remainder of 2021. Effective May 10, 2021, Q Power, one of our principal stockholders, and Bill Spence, the Co-Chairman of our Board, entered into a Management and Advisory Agreement (the “MAA”). Pursuant to the MAA, Mr. Spence will provide certain professional services to Q Power and will receive a fee of $50,000 per month. The MAA has a term of two years, unless earlier terminated.
Waste Coal Agreement
We have entered into a Waste Coal Agreement (the “WCA”) with Coal Valley Sales, LLC (“CVS”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of Waste Coal that meets the Average Quality Characteristics (each as defined in the WCA). Under the terms of the WCA, we are not charged for the waste coal itself but are charged a $6.07 per ton base handling fee as we are obligated to mine, process, load and otherwise handle the waste coal for ourself and also for other customers of CVS from the Russellton site. We are also obligated to unload and properly dispose of ash at the Russellton site. CVS is a single-member LLC that is owned by a coal reclamation partnership of which Bill Spence has a direct and indirect interest of 16.26% in the aggregate.
A reduced handling fee is charged at $1.00 per ton for any tons in excess of the minimum take of 200,000 tons. We are the designated operator at the Russellton site and therefore is responsible for complying with all state and federal requirements and regulations.

We reduced payments and halted productions from the Russellton site during 2020 but restarted operations in the first quarter of 2021. Pursuant to the terms of the WCA, we make current payments of $100,000 a month.
We made payments in the amount of $0.9 million, $1.4 million and $0.5 million to entities affiliated with Mr. Spence for the six months ended June 30, 2022 and for the years ended December 31, 2021 and 2020, respectively.
Indemnification Agreements
We entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Please see “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”
Beard Securities Purchase Agreement
On September 13, 2022, we entered into a Securities Purchase Agreement with Greg Beard, our co-chairman and chief executive officer, for the purchase and sale of 602,409 shares of Class A common stock at a purchase price of $1.66, and warrants to purchase an aggregate of 602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments). Such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. The transaction closed on September 19, 2022. The gross proceeds, before deducting offering expenses, from the sale of such securities to Mr. Beard was approximately $1.0 million.
Offer Agreement
On July 8, 2021, Mr. Beard executed an offer letter with us. In connection with his offer letter, Mr. Beard also entered into a confidentiality, intellectual property, arbitration and non-solicitation agreement, effective January 1, 2021. Please see “Executive and Director Compensation—Employment Agreements” in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2022 (the “2022 Proxy Statement”).
Options Awards
On September 3, 2021, certain of our executive officers and directors were awarded options. Such agreements contain certain restrictive covenants including non-disclosure, non-solicit and non-compete covenants. Please see “Executive and Director Compensation—Employment Agreements” in the 2022 Proxy Statement.
Policies and Procedures for Review of Related Party Transactions
A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our Board has adopted a written related party transactions policy. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee will take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class V common stock that is owned by:
•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each member of our Board;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.
The amounts of Class A common stock and Class V common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. It also includes shares that such person has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days from October 11, 2022). Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors and director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 595 Madison Avenue, 28th Floor, New York, New York 10022.
	Class A Common Stock		Class V Common Stock		Combined Voting Power(1)
Name of Beneficial Holder	Number	%	Number	%	%
5% Stockholders
Q Power LLC(2)	14,400	*	27,057,600	95.9%	52.7%
Armistice Capital Master Fund Ltd.(14)	2,274,350	9.8%	—	—	4.4%
Hound Partners, LLC and its affiliates(3)	1,911,587	8.3%	—	—	3.7%
Ardsley Advisory Partners LP and its affiliates(4)	1,188,200	5.1%	—	—	2.3%
William H. Miller III Living Trust(5)	1,004,441	4.3%	—	—	2.0%

Directors and Named Executive Officers
Gregory A. Beard(6)	1,568,018	6.5%	27,057,600	95.9%	54.7%
William B. Spence(7)	363,200	1.6%	27,057,600	95.9%	53.0%
Ricardo R. A. Larroudé(8)	82,646	*	—	—	*
Richard J. Shaffer(9)	42,992	*	—	—	*
Sarah P. James(10)	63,264	*	—	—	*
Thomas J. Pacchia(11)	65,895	*	—	—	*
Thomas R. Trowbridge, IV(12)	63,264	*	—	—	*
Matthew J. Smith(13)	92,316	*	—	—	*
Indira Agarwal	30,406	—	—	—	—
Directors, director nominees and executive officers as a group (9 persons)	2,372,001	9.7%	27,057,600	95.9%	55.8%
*	indicates beneficial ownership of less than 1%.
(1)
Represents percentage of voting power of our Class A common stock and Class V common stock voting together as a single class. The Stronghold Unit Holders, each a holder of Stronghold LLC units, will hold one share of Class V common stock for each Stronghold LLC Unit.

(2)
Includes (a) 14,400 shares of Class A common stock held directly by Q Power, and (b) 27,057,600 shares of Class V common stock held directly by Q Power. Does not include (a) 348,800 shares of Class A common stock that Gregory A. Beard has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022, (b) 602,409 shares of Class A common stock issued on September 19, 2022, (c) 602,409 shares of Class A common stock issuable upon the exercise of warrants issued on September 19, 2022 as part of a private placement, and (d) 348,800 shares of Class A common stock that William B. Spence has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022. Mr. Beard and Mr. Spence serve as the managing members of Q Power and possess all voting and investment power over the shares held by Q Power. The mailing address of Q Power is 2151 Libson Road, Kennerdell, Pennsylvania 16374. The mailing address of Messrs. Beard and Spence is 595 Madison Avenue, 28th Floor, New York, New York 10022.
(3)
Based on information obtained from a Schedule 13G/A filed with the SEC on March 31, 2022 by Hound Partners LLC (“Partners”), Hound Performance, LLC (“Performance”), Hound Partners Offshore Fund, LP (“Offshore Fund”) and Jonathan Auerbach. As reported in the Schedule 13G, as of December 31, 2021, Partners, Performance, Offshore Fund, and Mr. Auerbach had shared voting and dispositive power with respect to 1,750,964, 1,478,286, 1,196,107, and 1,911,587 shares of our Class A common stock, respectively. The mailing address of Partners, Performance, Offshore Fund, and Mr. Auerbach is 101 Park Avenue, 48th Floor, New York, New York 10178.

(4)
Based on information obtained from a Schedule 13G filed with the SEC on February 8, 2022 by Ardsley Advisory Partners LP (“Advisor”), Ardsley Advisory Partners GP LLC (“Advisor General Partner”), Ardsley Partners I GP LLC (“General Partner”), and Phillip J. Hempleman. As reported in the Schedule 13G, as of December 31, 2021, Advisor, Advisor General Partner, General Partner, and Mr. Hempleman had shared voting and dispositive power with respect to 1,188,200 shares of our Class A common stock. The mailing address of Advisor, Advisor General Partner, General Partner, and Mr. Hempleman is 262 Harbor Drive, Stamford, Connecticut 06902.

(5)
Based on information obtained from a Schedule 13G filed with the SEC on February 3, 2022 by Miller Value Partners, LLC (“Miller”) and William H. Miller III Living Trust (“Trust”). As reported in the Schedule 13G, as of January 24, 2022, Trust had sole voting and dispositive power with respect to 418,000 shares of our Class A common stock and Miller and Trust had shared voting and dispositive power with respect to 586,441 shares of our Class A common stock. The mailing address of Miller and Trust is One South Street, Suite 2550, Baltimore, Maryland 21202.

(6)
Includes (a) 14,400 share of Class A common stock held directly by Q Power, (b) 27,057,600 shares of Class V common stock held directly by Q Power, (c) 348,800 shares of Class A common stock that Mr. Beard has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022, (d) 602,409 shares of Class A common stock issued on September 19, 2022 and (e) 602,409 shares of Class A common stock issuable upon the exercise of warrants issued on September 19, 2022 as part of a private placement.

(7)
Includes (a) 14,400 share of Class A common stock held directly by Q Power, (b) 27,057,600 shares of Class V common stock held directly by Q Power, and (c) 348,800 shares of Class A common stock that Mr. Spence has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022. On September 7, 2022, pursuant to Rule 10b5-1 of the Exchange Act, Mr. Spence entered into a 10b5-1 sales plan with Morgan Stanley Smith Barney LLC, which provides for the sale of up to 1,000,000 shares of Class A common stock, subject to certain price, volume and other restrictions. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors.

(8)	Mr. Larroudé departed the Company on May 15, 2022.
(9)
Includes (a) 41,944 shares of Class A common stock held directly by Mr. Shaffer and (b) 1,048 shares of Class A common stock granted as long-term RSU awards to Mr. Shaffer that are scheduled to vest within 60 days after October 11, 2022.

(10)	Includes 28,800 shares of Class A common stock that Ms. James has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022.
(11)	Includes 28,800 shares of Class A common stock that Mr. Pacchia has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022.
(12)	Includes 28,800 shares of Class A common stock that Mr. Trowbridge has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022.
(13)
Includes (a) 25,141 shares of Class A common stock held directly by Mr. Smith, (b) 16,667 shares of Class A common stock granted to Mr. Smith subject to continued service that are scheduled to vest within 60 days after October 11, 2022, (c) 4,188 shares of Class A common stock granted as long-term RSU awards to Mr. Smith that are scheduled to vest within 60 days after October 11, 2022 and (d) 28,800 shares of Class A common stock that Mr. Smith has the right to acquire upon exercise of options vested and exercisable within 60 days of October 11, 2022.

(14)
Consists of (i) 2,274,350 shares of Class A common stock that have been issued to Armistice Capital Master Fund Ltd. (the “Master Fund”), (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the Master Fund, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the Master Fund. Under the terms of the Armistice Warrants and the Pre-Funded Warrants, the Master Fund may not exercise the Armistice Warrants and the Pre-Funded Warrants to the extent such exercise would cause the Master Fund, together with its affiliates and attribution parties, to beneficially own a number of shares of Class A common stock which would exceed 4.99% and 9.99%, respectively, of our then outstanding Class A common stock following such exercise, excluding for purposes of such determination shares of Class A common stock issuable upon the exercise of such Armistice Warrants and the Pre-Funded Warrants which have not been exercised. Such securities are directly held by the Master Fund, and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The business address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

SELLING STOCKHOLDER
On September 13, 2022, we entered into the Armistice Securities Purchase Agreement with the selling stockholder for the issuance and sale of 2,274,350 shares of Class A common stock, the Armistice Warrants to purchase an aggregate of 5,000,000 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments), and Pre-Funded Warrants to purchase an aggregate of 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. Subject to certain ownership limitations, the Armistice Warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Subject to certain ownership limitations, the Pre-Funded Warrants are exercisable upon issuance.
Pursuant to the Armistice Securities Purchase Agreement, we entered into the Armistice Registration Rights Agreement and agreed to prepare and file this registration statement covering the resale of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement; failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act, we will use commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
We are registering 10,000,000 shares of Class A common stock, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder, in order to permit the selling stockholder to offer such shares for resale from time to time pursuant to this prospectus.
When we refer to the “selling stockholder” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our Class A common stock, in accordance with the terms of the Armistice Registration Rights Agreement and other than through a public sale.
The table below lists the selling stockholder and other information regarding the ownership of the shares of Class A common stock by the selling stockholder. This includes the number of shares of Class A common stock owned by the selling stockholder, based on information provided to us by the selling stockholder, based on its ownership of the shares of Class A common stock and securities convertible or exercisable into shares of Class A common stock, as of October 11, 2022, assuming exercise of the securities exercisable into shares of Class A common stock held by the selling stockholder on that date, if applicable, without regard to any limitations on conversions or exercises.
This prospectus generally covers the resale of the maximum number of Class A common stock that may be received upon exercise of the Armistice Warrants and the Pre-Funded Warrants. The table below assumes that the outstanding Armistice Warrants and the Pre-Funded Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, without regard to any limitations, including any beneficial ownership limitations, on the exercise of the Armistice Warrants and the Pre-Funded Warrants. The column titled “Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.
Under the terms of the Armistice Warrants and the Pre-Funded Warrants, a selling stockholder may not exercise the Armistice Warrants and the Pre-Funded Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Class A common stock which would exceed 4.99% and 9.99%, respectively, of our then outstanding Class A common stock following such exercise, excluding for purposes of such determination shares of Class A common stock issuable upon the exercise of such Armistice Warrants and the Pre-Funded Warrants which have not been exercised. The number of shares in the table do not reflect this limitation.

Except as noted in the footnotes to the table below or elsewhere in this prospectus, the selling stockholder does not have, and have not had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholder and as of the date the same was provided to us, assuming that the selling stockholder sells all the shares of our Class A common stock beneficially owned by it that have been registered by us pursuant to this registration statement and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Shares Beneficially Owned After the Offering.” See “Plan of Distribution.” We cannot advise as to whether the selling stockholder will in fact sell any or all of such shares. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.
	Shares Beneficially Owned Prior to the Offering(1)			Number of Shares Being Offered(1)	Shares Beneficially Owned After the Offering(1)
	Class A Common Stock		Cumulative Voting Power	Class A Common Stock	Class A Common Stock		Cumulative Voting Power
Name of Selling Stockholder	Number	%(1)	%(1)	Number	Number	%	%
Armistice Capital Master Fund Ltd.(2)	10,000,000	32.4%	16.9%	10,000,000	—	—%	—%
*	Indicates beneficial ownership of less than 1%.
(1)
Assumes that the outstanding Armistice Warrants and the Pre-Funded Warrants will be exercised in full, without regard to any limitations, including any beneficial ownership limitations, on the exercise of the Armistice Warrants and the Pre-Funded Warrants. Under the terms of the Armistice Warrants and the Pre-Funded Warrants, a selling stockholder may not exercise the Armistice Warrants and the Pre-Funded Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% and 9.99%, respectively, of our then outstanding Class A common stock following such exercise, excluding for purposes of such determination shares of Class A common stock issuable upon the exercise of such Armistice Warrants and the Pre-Funded Warrants which have not been exercised.

(2)
Consists of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder. Such securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The business address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK
The authorized capital stock of Stronghold Inc. consists of 238,000,000 shares of Class A common stock, $0.0001 par value per share, of which 23,133,893 shares are issued and outstanding, 50,000,000 shares of Class V common stock, $0.0001 par value per share, of which 28,209,600 shares are issued and outstanding and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares are issued and outstanding after taking into effect the Preferred Stock Conversion. As of October 7, 2022, there were 42 stockholders of record of our Class A common stock and two stockholders of record of our Class V common stock.
The following summary of the capital stock, our second amended and restated certificate of incorporation and amended and restated bylaws of Stronghold Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our second amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All issued and outstanding shares of our Class A common stock are fully paid and non-assessable.
Class V Common Stock
Voting Rights. Holders of shares of our Class V common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.
Dividend and Liquidation Rights. Holders of our Class V common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class V common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class V common stock paid proportionally with respect to each outstanding share of Class V common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares for Class A common stock on equivalent terms is simultaneously paid to the holders of Class A common stock. Holders of our Class V common stock do not have any right to receive a distribution upon a liquidation or winding up of Stronghold Inc.
Other Matters. The shares of Class V common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class V common stock. All outstanding shares of our Class V common stock are fully paid and non-assessable.
Preferred Stock
Our second amended and restated certificate of incorporation authorizes our Board, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.0001 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Board. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders. In some cases, the issuance of preferred stock could delay or discourage a change of control in us.
The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.
Registration Rights Agreements
We have entered into various registration rights agreements, certain of which have continued registration obligations.
Pursuant to the Armistice Registration Rights Agreement, we have agreed to file this registration statement with respect to the registration of the resale by the selling stockholder of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement (but in no event after 60th calendar day following the date of the Armistice Registration Rights Agreement or, in the event of a review by the SEC, the 90th calendar day); failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act, we use commercially reasonable efforts to keep this registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
We have agreed to indemnify the selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its Registrable Securities pursuant to these registration rights. The selling stockholder will, in turn, agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.
This summary of certain provisions of the Armistice Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Armistice Registration Rights Agreement.
Anti-Takeover Effects of Provisions of Our Second Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our second amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on

Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:
•	the transaction is approved by the Board before the date the interested shareholder attained that status;
•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.
Among other things, our second amended and restated certificate of incorporation and our amended and restated bylaws:
•
establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide that the authorized number of directors may be changed only by resolution of the Board, unless the amended and restated certificate of incorporation fixes the number of directors, in which case, a change in the number of directors shall be made only by amendment of the certificate of incorporation;

•
provide that our amended and restated certificate of incorporation may only be amended by the affirmative vote of the holders of at least 50% of our then outstanding of stock in the Company entitled to voted thereon, voting together as a single class;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that prior to the date on which Q Power and its affiliates no longer beneficially owns 40% or more of the combined outstanding shares of Class A common stock and Class V common stock (the “Trigger Date”), any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing;

•
provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors, acting at a meeting of the stockholders or by written consent (if permitted), subject to the rights of the holders of any series of preferred stock, shall be required to remove any or all of the directors from office, and such removal may be with or without “cause”;

•	provide that special meetings of our stockholders may only be called by the chief executive officer, the chairman of the board (or any co-chairman), or by a majority of the board;
•	provide that our bylaws can be amended by the Board or stockholders of 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon; and
•	prohibit cumulative voting for the election of directors, unless otherwise provided in the amended and restated certificate of incorporation.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. Our second amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Forum Selection
Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•
any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our bylaws; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our second amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our second amended and restated certificate of incorporation is inapplicable or unenforceable.
Corporate Opportunities
Our second amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any reasonable expectancy interest that we have in, or right to be offered an opportunity to participate in, any corporate or business opportunities that are from time to time presented to Q Power, its affiliated directors and affiliates, and our non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be a corporate or business opportunity in which we or any of our subsidiaries could have an interest or expectancy. In addition, to the fullest extent permitted by law, in the event that Q Power, its affiliated directors and affiliates, and our directors acquire knowledge of any such opportunity, other than in their capacity as a member of our Board, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity.
Limitation of Liability and Indemnification Matters
Our second amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permits us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Stock Exchange Listing
Our Class A common stock is listed on The Nasdaq Global Market and trades under the symbol “SDIG.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:
•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	tax qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•	dealers in securities or foreign currencies;
•	persons whose functional currency is not the U.S. dollar;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•
persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.
PROSPECTIVE INVESTORS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult with and rely solely upon their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.
Distributions
We do not expect to pay any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Sale or Other Taxable Disposition of Class A Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•
our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock continues to be “regularly traded on an established securities market”(within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock, including regarding potentially applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our Class A common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our Class A common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our Class A common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete or comprehensive, and no assurance is or can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of those changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release, including the date of this prospectus. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment, legal or other advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the investment is permitted under the terms of the applicable documents governing the Plan;
•
whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•
whether the Plan will be considered to hold, as the Plan’s assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)
the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)
the entity is an “operating company” (as defined in the DOL regulations)i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)
there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

PLAN OF DISTRIBUTION
This prospectus includes the registration for resale of 10,000,000 shares of Class A common stock, consists of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder.
The selling stockholder and any of its pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Class A common stock on the Nasdaq Global Market or any other any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this registration statement is declared effective by the SEC;
•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Class A common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS
The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, New York.
EXPERTS
The audited financial statements of Stronghold Digital Mining, Inc. incorporated by reference into this registration statement have been so included in reliance upon the report of Urish Popeck & Co., LLC, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
The audited financial statements of Panther Creek Power Operating LLC incorporated by reference into this registration statement have been so incorporated by reference in reliance upon the report of Urish Popeck & Co., LLC, independent auditors, upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational requirements of the Exchange Act and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The website address of the SEC is www.sec.gov.
We make available free of charge on or through our website at www.ir.strongholddigitalmining.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC.
We have filed with the SEC a registration statement under the Securities Act, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information By Reference” are also available on our website, www.ir.strongholddigitalmining.com.
We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and all documents that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering under this prospectus provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:
•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 29, 2022;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2022;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 filed with the SEC on May 16, 2022 and August 18, 2022, respectively;
•
our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed with the SEC on January 6, 2022, February 4, 2022, February 8, 2022, March 29, 2022, April 14, 2022, April 22, 2022, May 16, 2022, May 19, 2022, June 22, 2022, July 25, 2022, August 16, 2022, August 22, 2022, September 13, 2022, and September 19, 2022;

•
the audited financial statements of Panther Creek Power Operating LLC for the years ended December 31, 2020 and 2019, contained in our Registration Statement on Form S-1 (File No. 333-260874), filed with the SEC on November 8, 2021; and

•
the description of our capital stock contained in our Registration Statement on Form 8-A, dated October 19, 2021 and any amendment or report filed with the SEC for the purposes of updating such description, including Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 29, 2022.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to Stronghold Digital Mining, Inc., 595 Madison Avenue, 28th Floor, New York, New York 10022, telephone (212) 967-5294. We also maintain a website at www.strongholddigitalmining.com where incorporated reports or other documents filed with the SEC may be accessed. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be part of this prospectus.
You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED BALANCE SHEETS
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$90,907	$33,241
Accounts receivable	778,717	69,539
Inventory	1,640,745	2,268,653
Prepaids and other current assets	64,436	181,151
Total current assets	2,574,805	2,552,584

Property, plant and equipment	10,270,443	10,270,443
Less: accumulated depreciation	4,504,732	4,198,472
Property, plant and equipment, net	5,765,711	6,071,971

Security Deposits	214,869	246,869

Total assets	$8,555,385	$8,871,424

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$1,941,836	$940,895
Payable to affliates, net	3,127,497	2,628,123
Accrued liabilities	294,096	426,406
Notes payable - current portion	81,809	77,290
Total current liabilities	5,445,238	4,072,714

Notes payable - non-current portion	142,899	204,833
Total long-term liabilities	142,899	204,833

Commitments and contingencies

Members’ Equity	2,967,248	4,593,877
Total liabilities and members’ equity	$8,555,385	$8,871,424
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	2021	2020
Operating revenues
Electricity	$4,944,358	$3,391,972
Other revenue	692,705	423,486
Total operating revenues	5,637,063	3,815,458

Operating expenses
Fuel	1,694,501	1,911,130
Operations and maintenance	5,512,576	3,257,572
Depreciation	306,260	314,850
Total operating expenses	7,513,337	5,483,553

Loss from operations	(1,876,274)	(1,668,094)

Other income (expense)
Interest income	243	—
Interest expense	(7,913)	(18,833)
Waste coal credit	257,316	—
Total other income (expense)	249,646	(18,833)
Loss before income taxes	(1,626,628)	(1,686,927)
Net loss	$(1,626,628)	$(1,686,927)
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF MEMBERS’ EQUITY
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2020	$2,325,426	$4,829,678	$7,155,104
Net loss	(548,251)	(1,138,676)	(1,686,927)
Balance, September 30, 2020	$1,777,174	$3,691,002	$5,468,176
	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2021	$1,493,027	$3,100,850	$4,593,877
Net loss for the period January 1, 2021 to April 15, 2021	(109,444)	(227,306)	(336,750)
Balance, April 15, 2021	1,383,583	2,873,544	4,257,127
Transfer of membership interests on April 16, 2021	(1,383,583)	1,383,583	—
Net income for the period April 16, 2021 to September 30, 2021	—	(1,289,878)	(1,289,878)
Balance, September 30, 2021	$—	$2,967,249	$2,967,249
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	2021	2020
Operating activities
Net loss	$(1,626,628)	$(1,686,927)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	306,260	314,850
Changes in operating assets and liabilities:
Accounts receivable	(709,178)	179,263
Inventory	627,908	1,256,044
Prepaids and other current assets	116,715	68,694
Security deposits	32,000
Accounts payable	1,000,941	(595,797)
Payable to affiliates, net	499,374	463,720
Accrued liabilities	(132,311)	64,358
Net cash provided by operating activities	115,081	64,206

Investing activities
Purchases of property, plant and equipment	—	—
Net cash used in investing activities	—	—

Financing activities
Payment of notes payable	(57,415)	(22,006)
Net cash used in financing activities	(57,415)	(22,006)
Net increase (decrease) in cash and cash equivalents	57,666	42,199
Cash and cash equivalents, beginning of period	33,241	16,670
Cash and cash equivalents, end of period	$90,907	$58,869
Supplemental disclosure
Cash paid for interest	$14,642	$17,731
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
1.	Organization and Business
Panther Creek Partners, a Delaware general partnership (the “Partnership”) was organized in November 1989 pursuant to a Joint Venture Agreement on November 1, 1989 (as amended and restated as of July 1, 1990 and November 1, 1991, the “Partnership Agreement”) between Pegasus Power Partners, a California limited partnership (“Pegasus Partners”), and CD Panther Partners, L.P., a Delaware limited partnership (“CD Panther”). Pegasus Partners and CD Panther were general partners of the Partnership, each with a 50% interest.
The Partnership was formed to develop, own, lease and operate a culm-fired generation facility (the “Facility”) in the Borough of Nesquehoning, Carbon County, Pennsylvania, and an approximate thirty-one mile transmission line (collectively the “Project”). On December 31, 1992, the Partnership sold three separate undivided interests (aggregating 100% of the project) to State Street Bank and Trust Company of Connecticut National Association who acts as Trustee (State Street, together with U.S. Bank National Association as its successor, the “Owner Trustees”) for three independent affiliates of financial institutions, or corporations, acting as investors (the “Owner Participants”). The three Owner Trustees in turn beneficially held the real property interests related to the Facility through a fourth trust, of which State Street (and its successor U.S. Bank National Association) is also the trustee (the “Owner Real Property Trustee”).
The Partnership then leased such undivided interests back from the Owner Trustees under three separate, but substantially identical, triple net leases (the “Leases”), together with a separate reassignment and sublease agreement with the Owner Trustees and the Owner Real Property Trustee with respect to the real property interests in the Facility. The Leases, which were for nineteen years and seven months and expired in August 2012, included provisions to either extend the lease terms under a renewal option for periods ranging from two to ten years, or to purchase the Project at its fair market value or 50% of original cost at the end of the base or extended terms. Absent exercise of these options and agreement on the relevant terms, the Leases and related agreements provided for a handback of the Facility and the related interests therein to the Owner Trustees and the Owner Real Property Trustee acting on behalf of the Owner Participants.
The original bonds and construction loan of $175 million used to finance the construction of the Project were assumed by the Owner Trustees as lessors of the Project (the “Lessors”). The Partnership remained liable for various costs including fluctuations in the fixed to floating rate swap arrangements, letter of credit fees, royalties for the Facility site lease, easement payments, and continuing administrative costs of the sale-leaseback transaction.
On January 22, 2011, the Partnership notified the Lessors of its decision to exercise the purchase option permitted by Section 13(c)(i) of the Leases. This election triggered a series of events, starting with an Appraisal Procedure, which determined the Fair Market Sales Value of the Undivided Interest and Real Property Interest on the last day of the Base Lease Term. The purchase price was the lesser of the Fair Market Sales Value, which was determined to be $38,000,000, or an amount equal to $247,000,000. The Partnership then withdrew its election by giving the Lessors written notice of such withdrawal.
Prior to July 10, 2012, two of the trust interests were held by Liberty Bell Funding LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC, totaling a 67.5% interest in the Facility and the other trust interest was held by BAL Investment & Advisory, Inc., representing a 32.5% interest in the Facility. Under the Agreement to Purchase dated July 10, 2012, Olympus Panther Holdings, LLC purchased BAL Investment & Advisory, Inc.’s trust interest. Olympus Panther Holdings, LLC is owned 23.077% by Liberty Bell Funding LLC and 76.923% by Olympus Panther Funding LLC, an affiliate of Olympus Power LLC. At the termination of the lease, Liberty Bell Funding LLC and Olympus Panther Holdings, LLC contributed their trust interests in the Facility into Panther Creek Power Operating LLC, a Delaware limited liability company (the “Company”), formed to hold the trust interests and operate the Facility. As this resulted in a change of control, the acquisition was accounted for using the purchase method of accounting for business combinations. As of December 31, 2012, through the direct and indirect membership interests, Panther Creek Power Operating LLC was owned 75% by Liberty Bell Funding LLC and 25% by Olympus Panther

PANTHER CREEK POWER OPERATING LLC
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Funding, LLC. Under the Purchase and Sale Agreement dated July 27, 2016, Olympus Steelhead Holdings, LLC, an affiliate of Olympus Power LLC, purchased 100% of the membership in Liberty Bell Funding LLC from Liberty Bell Funding Holdings, LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC.
On April 16, 2021, Olympus Panther Funding, LLC contributed its 25% membership interest in the Company, its 76.92% of the membership interests in Olympus Panther Holdings, LLC, and its 50% of the membership interests in Panther Creek Permitting, LLC, a Delaware limited liability company, to Panther Creek Reclamation Holdings, LLC, a Delaware limited liability company. Simultaneously, Olympus Steelhead Holdings, LLC contributed its 100% membership interest in Liberty Bell Funding, LLC to Panther Creek Reclamation Holdings, LLC. Following this reorganization of the membership interests, Olympus Steelhead Holdings, LLC owns 75% of Panther Creek Reclamation Holdings, LLC, Olympus Panther Funding, LLC holds 25% of the membership interests in Panther Creek Reclamation Holdings, LLC and Panther Creek Reclamation Holdings, LLC owns 100% of Liberty Bell Funding, LLC, which in turn, owns 100% of each of the Company, Panther Creek Permitting, LLC, and Olympus Panther Holdings, LLC.
On July 9, 2021, an Equity Contribution Agreement was entered into by and among Panther Creek Reclamation Holdings, LLC, Stronghold Digital Mining Holdings, LLC and Olympus Power LLC, whereby Panther Creek Reclamation Holdings, LLC has agreed to contribute all of the membership interests in Liberty Bell Funding, LLC to Stronghold Digital Mining Holdings, LLC.
The Company has an interconnection agreement with PJM Interconnection LLC. The Company sells electricity in the day ahead market to PJM Settlement, Inc (“PJM”).
2.	Going Concern
The Company has been unable to generate positive cash flows operating as a merchant coal facility under the current market conditions with PJM. The combination of low natural gas prices and mild winter weather have resulted in significantly depressed power pricing within PJM since 2019 leading to a situation where energy margins and capacity payments are not sufficient to operate the facility. Due to an extreme weather pattern in a section of the country in February 2021, the facility was dispatched by PJM for several days at favorable pricing. The facility was also dispatched by PJM for several short runs in June and July 2021 due to congestion issues within its node. However, based on the forward energy curves, management does not expect to base load operate the facility for the remainder of 2021. Without positive cash flow from regular winter dispatch and favorable capacity clearing prices in the upcoming PJM capacity auctions, management anticipates that the Company will continue to experience significant cash deficiencies under its existing cost structure.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, substantial doubt about the Company’s ability to continue as a going concern existed. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Effective November 2, 2021, the Company was acquired by a subsidiary of Stronghold Digital Mining, Inc. (“Acquirer”). Management of the Company believes the viability of the Company is contingent upon the Acquirer’s ability and willingness to invest additional capital in the Company’s operations.
3.	Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).

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Use of Estimates in Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments purchased with an original maturity of three months or less to be cash equivalents.
Allowance for Doubtful Accounts
The Company reviews the collectibility of its accounts receivable on a regular basis, primarily under the specific identification method. As of September 30, 2021 and 2020, no allowance for doubtful accounts was considered necessary.
Inventory
Inventory consists of culm and is valued using the lower of cost or market with cost determined using the average cost method.
Property, Plant and Equipment
The Company’s property, plant and equipment is primarily comprised of a culm-fired generation facility and an approximately thirty-one mile transmission line. The value assigned was based on the fair value of the property, plant and equipment at acquisition and is being depreciated on a straight-line basis over thirty years. Other components of property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their respective estimated useful lives of two to five years. Depreciation expense for the periods ended September 30, 2021 and 2020 was $306,260 and $314,850, respectively.
The Company accounts for the impairment or disposal of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from its future undiscounted cash flows and measured as the difference between the carrying amount and fair value of the asset. The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows to be generated by those assets are less than the carrying amounts of those assets. Based on management’s estimates, there was no impairment of long-lived assets for the periods ended September 30, 2021 and 2020.
Revenue Recognition
On January 1, 2019, the Company adopted ASU 2014-09, “Revenues from Contracts with Customers” (ASC 606), which is the new revenue recognition guidance. The Company elected to apply ASC 606 using the modified retrospective method which allows entities to (a) record the cumulative effect of initially applying ASC 606 as an adjustment to opening member’s equity and (b) electing to apply the guidance in ASC 606 only to contracts that were not completed as of January 1, 2019.
ASC 606 requires an entity to recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services.
The adoption of ASC 606 did not result in any change to the accounting for the Company’s revenues. As such no cumulative effect adjustment was recorded to partner’s deficit as of January 1, 2019. Additionally, ASC 606 had no impact on any of the Company’s financial statement line items for the year ended December 31, 2019. The Company’s policies with respect to its revenue streams are detailed below.

PANTHER CREEK POWER OPERATING LLC
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Energy Revenue – The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.
Energy revenue is recognized as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the performance obligation. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.
Capacity Revenue – The Company provides capacity to customers through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the stand-alone selling price.
As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.
Reactive Power and Ancillary Services – Other wholesale contracts include revenue activity with the PJM RTO for reactive power and ancillary services. These are delivered over time as a series of distinct performance obligations. The transaction price for these services is market based.
Reactive power revenue is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO. Ancillary service revenue is recorded when the service is performed. The right to invoice directly corresponds to the value provided to the customer for the Company’s performance obligations completed to date and therefore the Company applies the invoice practical expedient when recognizing these revenues.
Accounting for Asset Retirement Obligation
The Company accounts for asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The costs associated with the asset retirement obligation are capitalized as part of the carrying amount of the long-lived asset. The Company does not have any asset retirement obligations as it is management’s intent to maintain these facilities in a manner such that they will be operated indefinitely.
Environmental Costs
The Company may be exposed to environmental costs in the ordinary course of business. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new circumstances, and are included on the balance sheets at their undiscounted amounts, if any. As of September 30, 2021 and 2020, no known environmental liabilities exist.
Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. The Company’s income, gains, losses and tax credits for federal income tax purposes pass to the members who individually report their share of such items on their income tax returns. The Partnership is not subject to Pennsylvania state income tax.
The Company accounts for income taxes and uncertainty in income taxes in accordance with ASC 740, Income Taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.
The income tax positions taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from federal income taxes by virtue of its pass through status and that federal income tax is attributable to the members. Management believes that this income tax position meets the more likely than not threshold and, accordingly, the tax benefit of this income tax position (no federal income tax expense or liability) has been recognized for the periods ended September 30, 2021 and 2020. The Company believes there are no income tax positions (federal or state) taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.
None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or respective state authority. However, fiscal year 2017 and later remains subject to examination by the IRS and respective state authority.
Derivative Instruments and Hedging Activities
In accordance with ASC 815, Derivatives and Hedging, derivative instruments are recorded at fair value as either assets or liabilities in the Company’s balance sheet. For a derivative designated as, and meeting the specific criteria as a hedge, any change in fair value of the derivative against changes in future cash flows of the underlying hedged item may be deferred through other comprehensive income, a component of members’ equity, in the period of change. For a derivative not designated as, or not meeting specific criteria as a hedge, changes in fair value will be recognized in current earnings in the period of change.
The Company has certain commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. Since these activities are executory contracts and qualify as normal purchase and normal sale activities under ASC 815, the Company has not recorded the value of the related contracts on its balance sheet as permitted under ASC 815.
Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents balance includes

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
investments in money market securities and securities backed by the U.S. Government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions.
For the periods ended September 30, 2021 and 2020, PJM accounted for approximately 87% and 89%, respectively, of the Company’s revenue and for 24% and 100%, respectively, of the Company’s trade accounts receivable as of September 30, 2021 and 2020. The Company does not collateralize accounts receivable.
Costs Associated with Exit or Disposal Activities
The Company accounts for costs associated with exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company did not initiate any disposal activities in 2021 and 2020 and is not currently contemplating any such activities.
Major Maintenance
In accordance with ASC 360, Property, Plant and Equipment, the Company expenses costs for major maintenance in the period such costs are incurred.
Waste Coal Credits
Under the Coal Refuse Energy and Reclamation Tax Credit Program administered by the Pennsylvania Department of Community and Economic Development, the company earns tax certificates by using coal refuse for power generation to reclaim mining-affected sites in the state of Pennsylvania.
Recent Accounting Pronouncements
ASU No. 2016-02, Leases (Topic 842). In February 2016, the FASB issued a new standard on leasing. From the lessee’s perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for lessees. From the lessor’s perspective, the new standard requires a lessor to classify leases as sales type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risk and rewards are conveyed without the transfer of control, the lease is treated as a financing lease. If the lessor doesn’t convey risks and rewards or control, an operating lease results. For nonpublic entities this new standard is effective for fiscal years beginning after December 15, 2021. A modified retrospective transition approach is required for leases for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. A modified retrospective transition approach is required for lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of this new pronouncement on its financial statements.
4.	Limited Liability Company Agreement
The Limited Liability Company Agreement of Panther Creek Power Operating LLC (the “LLC Agreement”) dated April 18, 2012, among other things, provides for the allocation of net income and loss and cash distributions between Olympus Panther Holdings LLC and Liberty Bell Funding LLC. The LLC Agreement also establishes the board of managers defines manager duties and defines accounting and tax reporting requirements.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
5.	Property, Plant and Equipment
Major classifications and estimated useful lives of property, plant and equipment as of September 30, 2021 and December 31, 2020 are as follows:
	Estimated Life	2021	2020
Plant facility	30 years	$8,322,521	$8,322,521
Rolling stock	2-5 years	1,896,395	1,896,395
Furniture & fixtures	5 years	22,000	22,000
Office equipment	3-5 years	29,527	29,527
		10,270,443	10,270,443
Less: accumulated depreciation		(4,504,732)	(4,198,472)
Total property, plant and equipment, net		$5,765,711	$6,071,971
6.	Notes Payable
On October 25, 2018, the Company entered into an installment sale agreement with Caterpillar Financial Services Corporation to finance the purchase of a wheel loader. The term of the loan is 60 months and has a 7.60% annual interest rate. Under a customer care program payment assistance agreement with Caterpillar Financial Services Corporation, which was offered to its customers who had a demonstrated impact from the Covid-19 virus, the Company was able to skip four monthly payments and extend the term of the original agreement.
The future maturities of notes payable for the next five years as of September 30, 2021 are as following:
2022	$81,809
2023	88,248
2024	54,651
Total minimum payments required	$ 224,708
7.	Related Party Transactions
Effective August 2, 2012, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also pays a management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended September 30, 2021 and 2020 was $1,637,873 and $1,669,288, respectively, of which $1,381,806 and $964,917 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Amended O&M Agreement”) with Panther Creek Energy Services LLC. Under the Amended O&M Agreement, the management fee is $250,000 for the twelve month period following the effective date and $325,000 per year thereafter. The effective date of the Amended O&M Agreement is the closing date of the Equity Contribution Agreement.
Effective August 1, 2012, the Company entered into the Fuel Management Agreement (the “Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The amount expensed for the periods ended September 30, 2021 and 2020 was $394,837 and $417,488, respectively, of which $62,615 and $35,116 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively.
Effective August 1, 2012, the Company entered into the Asset Management Agreement with Olympus Services LLC. Under the Asset Management Agreement, Olympus Services LLC provides the Company with asset management services with respect to the Facility. The Company reimburses Olympus Services LLC for actual wages and salaries. The Company also pays an asset management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended September 30, 2021 and 2020 was $142,301 and $141,035, respectively, of which $962,872 and $773,559 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Asset Management Agreement (the “Amended Asset Management Agreement”) with Olympus Services LLC. Under the Amended Asset Management Agreement, the management fee is $250,000 for the twelve month period following the effective date and $375,000 per year thereafter. The effective date of the Amended Asset Management Agreement is the closing date of the Equity Contribution Agreement.
The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly-owned subsidiary of Olympus Power. The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA. The FBUA expires December 31, 2023. For the periods ended September 30, 2021 and 2020, the Company expensed approximately $134,000 and $123,000, respectively, which is included in fuel expense in the accompanying statement of operations. The Company owed NFS approximately $105,282 and $171,114 at September 30, 2021 and 2020, respectively, which is included in due to affiliates, net on the accompanying balance sheets.
8.	Fair Value of Financial Instruments
The estimated fair value of the Company’s financial instruments has been determined using available market information and valuation methodologies in accordance with ASC 820, Fair Value Measurements and Disclosures. At September 30, 2021, the carrying value of cash and cash equivalents, accounts receivable and accounts payable are representative of fair values due to the short-term nature of these instruments.
ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
Level 1 – Quoted prices in active market for identical assets and liabilities.
Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets/liabilities).
Level 3 – Significant unobservable inputs (including the Company’s own assumptions in determining the fair value).
9.	Commitments
The Company is the grantee under a land easement that encompasses approximately 31 miles of transmission lines along a railroad line owned by Norfolk Southern Corporation. Under the terms of the land easement, the Company pays an annual rent of $110,527, which escalates based upon a specific consumer price index, and covers a period through October 2018. The first of two five year renewal options was exercised in April 2018. Under an amendment to the license agreement, the annual rent was modified, whereby the annual rent was reduced to $125,000 for the period November 1, 2019 to October 31, 2020. In addition, the subsequent annual rent increases by $25,000 until time the rent matches or exceeds the rent under the original provisions. At such time, the rent shall revert to the original agreement. In addition, the

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
Company is the grantee under a land easement to allow a transmission line to be run along Lehigh Coal and Navigation Company’s right of way. Under the terms of the land easement, the Company pays an annual rent of $10,000, which escalates based upon a specific consumer price index and the easement covers a period through the later of the expiration of the power purchase agreement with MetEd or any future agreement to sell electricity. The Company is the grantee under a land easement with Carbon County Railroad Commission to construct and operate a well house, water pump, pipes and other pumping facilities for the withdrawal of water for use at the Facility. The initial annual fee is $1,200 and escalates 4.5% annually. These easements are classified as operating leases. The following is a schedule of the approximate amount of future minimum rental payments required under such easements that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2021 for succeeding years ending June 30 up to expiration:
2022	$193,750
2023	218,750
2024	243,750
2025	255,849
2026	262,633
Thereafter	336,911
Total minimum payments required	$ 1,511,643
Rent expense for the periods ended September 30, 2021 and 2020 was $153,100 and $100,215, respectively.
Under the Second Restated Site Lease, Easement and Operating Agreement dated July 6, 1990, the Company leases an approximately forty-acre site for the Facility from Kovatch Enterprises, Inc. The initial term of the agreement is 30 years from the commercial operation date of the Facility, which was October 18, 1992, and includes renewal provisions. The Company exercised its option on November 18, 2020 to extend the initial term an additional five years, bringing the contractual expiration to October 18, 2027. Annual rental payments to Kovatch Enterprises, Inc. for the Facility site lease equal 3% of the gross revenue of the Facility. Under the Amendment to Second Restated Site Lease, Easement and Operating Agreement effective April 1, 2019, for operations after March 31, 2019 through December 31, 2021, the rental payments for the site lease was amended to 3% of the gross margin of the Facility. The amount expensed for the periods ended September 30, 2021 and 2020 was $116,209 and $54,994, respectively, of which $49,547 and $24,012 was included in accounts payable as of September 30, 2021 and 2020, respectively. On September 14, 2021, the Company and Kovatch Enterprises, Inc. entered into an Agreement of Sale, whereby the Company would acquire the land covered under the Second Restated Site Lease, Easement and Operating Agreement for $1,650,000. The sale closed in October 2021.
On August 15, 2021, the Company and Pagnotti Enterprises, Inc, entered into an Option Agreement, whereby the Company has the option to lease one or more parcels of land owned by Pagnotti Enterprises, Inc to excavate and remove refuse coal for use as fuel at the Company’s facility in exchange for monthly option fees.
10.	Contingencies
The Company entered into a services agreement effective October 10, 2012 with Lehigh Anthracite, L.P. for the supply of waste anthracite and the loading, transportation, and removal of ash. The initial term of the agreement extended to December 31, 2016. Under the amended and restated agreement effective November 3, 2015, the term was extended to December 31, 2018. Under provisions of the agreement, the Company was to accept delivery of at least 300,000 tons of qualifying waste anthracite per year. On February 24, 2016, the Company gave written notice to Lehigh Anthracite, L.P. that it would not accept delivery of waste anthracite due to force majeure. While Lehigh Anthracite, L.P. contended that the Company breached a contractual agreement resulting in damages, the Company maintained that performance was excused pursuant to force majeure provisions within the contract. Lehigh Anthracite, L.P. filed a civil

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
action in the Court of Common Pleas of Carbon County, Pennsylvania, Docket No. 16-0572 on June 3, 2016. The Company vigorously defended the case and was ultimately negotiated a settlement that was finalized on April 6, 2021. At the execution of the settlement documents, the Company made a $100,000 initial settlement payment to Lehigh Anthracite, L.P. In addition, the settlement provides for $300,000 in future payments to be paid quarterly over the course of three years starting on June 30, 2021. On October 13, 2021, the Company fully settled the outstanding liability. As a result of the settlement, Lehigh Anthracite, L.P. filed a discontinuance of the lawsuit. For the year ended December 31, 2020, $400,000 was included in other expense in the statement of operations.
A former employee of Panther Creek Fuel Services LLC filed a Pennsylvania Workers’ Compensation claim seeking benefits for alleged coal workers’ pneumoconiosis contracted as the result of his exposure to coal mine dust during his employment with Panther Creek Fuel Services LLC. Panther Creek Fuel Services LLC, through its insurance carrier, denied the allegations and obtained an independent medical evaluation. The claim was scheduled for mandatory mediation on April 14, 2021, at which time the parties were successful in resolving the claim in exchange for a full and final Compromise and Release of both indemnity and medical benefits. Parties are waiting for an estimated Medicare set aside before proceeding with a final settlement of the claim. In addition, the former employee file a claim for Federal Black Lung benefits under the Black Lung Benefits Act. Panther Creek Fuel Services LLC’s insurance carrier denied insurance coverage for this claim but the former employee has agreed to withdraw that claim as part of the settlement of the Pennsylvania Workers’ Compensation claim.
On June 7, 2021 Panther Creek Power Operating LLC delivered a five-year extension notice (the “Extension Notice”) to Copperhead Chemicals Company Inc. (“Copperhead”) extending the term of the Transmission Line Easement Agreement (the “Easement”) which establishes the Company’s easement over the property previously owned by Atlas Powder Company. The terms of the Easement provide that such consent shall not be unreasonably withheld. In response, the Company learned, in an email communication and from subsequent conversations and an investigation of the land records, that the subject property has been subdivided and is now owned in part by Copperhead and in part by Bella Terra Farms LLC and that the Easement extends across both owners’ properties. In response to the Extension Notice, by email, the Company was asked by Copperhead to provide a survey showing the location of the easement on Copperhead’s property along with evidence of certain credit support called for in the Easement. The insurance and credit support set forth in Section 12 of the Easement was not in place. The Company responded to Copperhead and delivered a substantially identical extension notice to Bella Terra Farms LLC. In the interim, the Company positioned itself to provide the required insurance and credit support as stipulated in the Easement. Simultaneously the Company actively pursued a commercial alternative for the credit support with the counterparty. Similar discussions were held with Bella Terra Farms. On September 28, 2021 and October 14, 2021, the Company entered into Amendment to Transmission Line Agreements with Bella Terra Farms LLC and Copperhead, respectively, whereby the original Transmission Line Agreement was extended for a five year period, extending to December 31, 2026. The Company will pay both parties a monthly easement fee and the collateral bond requirement was reduced to $125,000.
In September of 2022, the Company entered into a settlement with the Federal Energy Regulatory Commission reducing reactive energy revenue by approximately $4,380 per month.
The full impact of the COVID-19 outbreak continues to evolve as of the date of these financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
There may be other certain contingencies arising from the ordinary course of business to which the Company is a party. It is management’s belief that the ultimate resolution of those commitments and contingencies will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.
11.	Subsequent Events
Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditors’ report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure except for those in Notes 1 and 10.

10,000,000 Shares
Stronghold Digital Mining, Inc.
Class A Common Stock

  , 2022

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates.
Amount
SEC registration fee	$1,113.02
Accountants’ fees and expenses	20,000
Legal fees and expenses	75,000
Miscellaneous expenses	15,000
Total	$111,113.02
Item 14.	Indemnification of Directors and Officers
Our second amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our second amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our second amended and restated certificate of incorporation contains indemnification rights for our directors and our officers. Specifically, our second amended and restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.
We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.
We entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.
The underwriting agreement relating to the IPO provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with the IPO.

Item 15.	Recent Sales of Unregistered Securities
Share figures presented in this section for transactions prior to October 22, 2021 do not reflect the Preferred Stock Conversion or the Stock Split. Share figures presented in this section for transactions following October 22, 2021 do reflect the Preferred Stock Conversion and the Stock Split.
We were incorporated via a nominal owner on March 19, 2021 by the filing of a certificate of incorporation under the laws of the State of Delaware. No shares of stock were issued at such time. In connection with the Reorganization, we issued 9,400,000 shares of Class V common stock to Stronghold LLC on April 1, 2021, which shares were immediately thereafter distributed from Stronghold LLC to Q Power. Effective as of April 1, 2021, we acquired 5,000 common units of Stronghold LLC from Q Power (and a corresponding number of shares of Class V common stock), and in exchange, we issued directly to Q Power an additional 5,000 shares of Class A common stock. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act in a transaction by an issuer not involving any public offering.
On April 1, 2021, we entered into the Series A Stock Purchase Agreement with certain accredited investors pursuant to which we issued and sold 3,400,000 shares of Series A Preferred Stock at a price of $25.00 per share, for aggregate consideration of $85.0 million. On May 14, 2021, we entered into the Series B Stock Purchase Agreement pursuant to which we issued and sold 630,915 shares of Series B Preferred Stock in a private offering at a price of $31.70 per share, for aggregate consideration of $20.0 million. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder in a transaction by an issuer not involving any public offering.
On each of April 1, 2021 and May 14, 2021, we entered into a warrant agreement with American Stock Transfer & Trust Company, as Warrant Agent, pursuant to which we issued B. Riley Securities, Inc. (i) a five-year warrant to purchase up to 34,000 shares of Series A Preferred Stock at a per share exercise price of $25.00 and (ii) a five-year warrant to purchase up to 6,309 shares of Series B Preferred Stock at a per share exercise price of $31.70, respectively, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. In each case the exercise price was equal to the respective private placement per share price. B. Riley Securities, Inc. and its affiliates purchased 152,500 and 31,812 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, at the same private placement per share price.
On June 25, 2021, in connection with the entry into the Arctos/NYDIG Financing Agreement, we issued 43,845 shares of Class A common stock to NYDIG (formerly known as Arctos Credit, LLC) pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.
On June 30, 2021, in connection with the entry into the WhiteHawk Financing Agreement, we issued a stock purchase warrant to WhiteHawk (the “WhiteHawk Warrant”), which provides for the purchase of a number of shares of Class A common stock at $0.01 per share, equal to approximately $2,000,000, subject to adjustment as described in the warrant agreement, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.
On April 28, 2021, June 18, 2021 and September 3, 2021, the Company granted options to purchase 107,250, 216,900 and 824,940 shares of Class A common stock, respectively, at an exercise price of $25.00, $18.39, and $26.87 per share, respectively. Such options were granted under the Company’s prior equity award plan to various directors, executive officers, employees, advisors, and director nominees. These grants were made pursuant to Rule 701 and Section 4(a)(2) of the Securities Act.
On November 2, 2021, in connection with the Panther Creek Acquisition, the Company issued the consideration for the Panther Creek Plant, comprised of approximately $3.0 million in cash, subject to certain closing adjustments, and 1,152,000 Stronghold LLC Units, together with a corresponding number of shares of Class V common stock to Panther Creek Reclamation pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

On March 28, 2022, in connection with the Second WhiteHawk Amendment, we issued a warrant to WhiteHawk, which provides for the purchase of 125,000 shares of Class A common stock at $0.01 per share, subject to certain antidilution and other adjustment provisions as described in the warrant agreement, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.
On May 15, 2022, we entered into the May 2022 Purchase Agreement, whereby we agreed to issue and sell to the May PIPE Purchasers, and the May PIPE Purchasers agreed to purchase from the Company, (i) $33,750,000 aggregate principal amount of the May 2022 Notes, which are 10.00% unsecured convertible promissory notes, and (ii) the May 2022 Warrants, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.
On August 16, 2022, we entered into an agreement with the May PIPE Purchasers, whereby we agreed to amend the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes was exchanged for the amended and restated warrant agreement pursuant to which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. After giving effect to the principal reduction under the Amended May 2022 Notes, we will continue to make subsequent payments to the Purchasers on the fifteenth (15th) day of each of November 2022, December 2022, January 2023 and February 2023. We may generally elect to make each such payment (A) in cash or (B) in shares of Common Stock, at a twenty percent (20%) discount to the average of the daily VWAPs for each of the twenty (20) consecutive trading days preceding the payment date. On September 13, 2022, the Company entered the Securities Purchase Agreements with Armistice and the Company’s co-chairman and chief executive officer, Greg Beard, for the purchase and sale of 2,274,350 and 602,409 shares, respectively, of Class A common stock, at a purchase price of $1.60 and $1.66, respectively, warrants to purchase an aggregate of 5,602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to adjustments), and, with respect to Armistice, Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock, with an exercise price of $0.0001 per warrant share, at a purchase price of $1.60 per Pre-Funded Warrant, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.
On September 13, 2022, we entered into Securities Purchase Agreements with the September PIPE Purchasers, for the purchase and sale of 2,274,350 and 602,409 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $1.60 and $1.66, respectively, and warrants to purchase an aggregate of 5,602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds, before deducting offering expenses, from the sale of such securities was approximately $9.0 million. Such securities were sold and issued without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws. The gross proceeds, before deducting offering expenses, from the sale of such securities was approximately $9.0 million.
Item 16.	Exhibits and financial statement schedules
See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.
Item 17.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and
(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that: Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS
Exhibit Number	Description
2.1¥#*
Master Transaction Agreement, dated as of April 1, 2021, by and among Q Power LLC, Stronghold Digital Mining Holdings LLC, Stronghold Digital Mining, Inc., Stronghold Digital Mining LLC, EIF Scrubgrass, LLC, Falcon Power LLC, Scrubgrass Power LLC, Scrubgrass Generating Company, L.P., Gregory A. Beard and William Spence (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

3.1*
Second Amended and Restated Certificate of Incorporation of Stronghold Digital Mining, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

3.2*	Amended and Restated Bylaws of Stronghold Digital Mining, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

4.1*	Form of Amended and Restated Warrant, dated August 16, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

4.2¥*	Form of Amended and Restated 10.0% Note, dated August 16, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

4.3*	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

4.4*
Pre-funded Warrant, dated September 19, 2022, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

10.1†*
Stronghold Digital Mining, Inc. Omnibus Incentive Plan, dated as of October 19, 2021 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.2†*	Indemnification Agreement (Gregory A. Beard) (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.3†*	Indemnification Agreement (William B. Spence) (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.4†*	Indemnification Agreement (Sarah P. James) (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.5†*	Indemnification Agreement (Thomas J. Pacchia) (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

Exhibit Number	Description
10.6†*	Indemnification Agreement (Thomas R. Trowbridge, IV) (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.7†*	Indemnification Agreement (Ricardo R. A. Larroudé) (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.8†*	Indemnification Agreement (Richard J. Shaffer) (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

10.9†*	Indemnification Agreement (Matthew J. Smith) (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on November 23, 2021).

10.10*
Tax Receivable Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc., Gregory Beard, as Agent, and Q Power LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.11¥*
Registration Rights Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.12¥*
Registration Rights Agreement, dated as of May 14, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.13*
Registration Rights Agreement, dated as of November 5, 2021, by and between Stronghold Digital Mining, Inc. and Panther Creek Reclamation Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on November 8, 2021).

10.14¥*
Series A Preferred Stock Purchase Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.15¥*
Series B Preferred Stock Purchase Agreement, dated as of May 14, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.16*
Master Equipment Finance Agreement, dated June 25, 2021, by and between Stronghold Digital Mining LLC and Arctos Credit, LLC (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

Exhibit Number	Description
10.17*
First Amendment to Financing Agreement, dated as of December 31, 2021, by and among Stronghold Digital Mining Equipment, LLC, WhiteHawk Finance LLC, and as consented to by each Guarantor named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on January 6, 2022).

10.18#*
First Amendment to Master Equipment Finance Agreement, dated as of January 31, 2022, by and between Stronghold Digital Mining, LLC and NYDIG ABL LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on February 4, 2022).

10.19#*
Master Equipment Finance Agreement, dated as of December 15, 2021, by and between Stronghold Digital Mining BT, LLC and NYDIG ABL LLC (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K (File No. 001-40931), filed on March 29, 2022).

10.20*
Financing Agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk Finance LLC (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.21¥*	Stock Purchase Warrant, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.22†*
Offer Letter, dated July 12, 2021, by and between Stronghold Digital Mining Inc. and Gregory A. Beard (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.23¥*
Equity Capital Contribution Agreement, dated July 9, 2021, by and among Panther Creek Reclamation Holdings, LLC, Stronghold Digital Mining Holdings LLC and Olympus Power, LLC (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.24*
Amendment to Equity Capital Contribution Agreement, dated as of October 29, 2021, by and among Panther Creek Reclamation Holdings LLC and Stronghold Digital Mining Holdings LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on November 8, 2021).

10.25*
Second Amendment to Equity Capital Contribution Agreement, dated as of November 2, 2021, by and among Panther Creek Reclamation Holdings LLC and Stronghold Digital Mining Holdings LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on November 8, 2021).

10.26¥*
Waste Disposal Agreement, dated February 12, 2002, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales Corporation (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

Exhibit Number	Description
10.27*
Letter Amendment to the Waste Disposal Agreement, dated February 22, 2010, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.28*
Letter Amendment to the Waste Disposal Agreement, dated September 9, 2014, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.29*
Second Amendment to Waste Disposal Agreement, dated December 22, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.30*
Third Amendment to Waste Disposal Agreement, dated January 31, 2017, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales LLC (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.31*
Supply Agreement, dated August 14, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.32*
Supply Agreement, dated August 14, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.33*
Supply Agreement, dated October 15, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.34†*
Stronghold Digital Mining, Inc. Amended and Restated 2021 Long Term Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

10.35†*
Form of Stock Option Grant Notice and Award Agreement under Stronghold Digital Mining, Inc. 2021 Long Term Incentive Plan (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

10.36†*
Omnibus Services Agreement, dated as of November 2, 2021, by and between Stronghold Digital Mining, Inc. and Olympus Stronghold Services, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on November 8, 2021).

Exhibit Number	Description
10.37¥*
Fourth Amended and Restated Limited Liability Company Operating Agreement of Stronghold Digital Mining Holdings LLC, dated as of March 14, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.38*
Second Amendment to Financing Agreement, dated as of March 28, 2022, by and among Stronghold Digital Mining Equipment, LLC, WhiteHawk Finance LLC, and as consented to by each Guarantor named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.39†*
Transition and Separation Agreement and General Release of Claims, dated April 14, 2022, by and between Stronghold Digital Mining, Inc. and Ricardo R.A. Larroudé (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.40¥†*
Offer Letter, dated April 13, 2022, by and between Stronghold Digital Mining, Inc. and Matthew J. Smith (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.41†*	Indemnification Agreement (Indira Agarwal) (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.42†*
Confidentiality, Intellectual Property, Arbitration, Non-Competition and Non-Solicitation Agreement, dated April 13, 2022, by and between Stronghold Digital Mining, Inc. and Matthew J. Smith (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on May 16, 2022).

10.43¥*
Note and Warrant Purchase Agreement, dated as of May 15, 2022, by and among Stronghold Digital Mining, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on May 19, 2022).

10.44*	Guaranty Agreement, dated as of May 15, 2022 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on May 19, 2022).

10.45¥*	Stock Purchase Warrant, dated as of August 3, 2022 (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40931) filed on August 18, 2022).

10.46*
Commitment Letter, dated as of August 16, 2022, by and between Stronghold Digital Mining Holdings, LLC and Whitehawk Capital Partners, LP (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

10.47¥*
Asset Purchase Agreement, dated as of August 16, 2022, by and among Stronghold Digital Mining LLC, Stronghold Digital Mining BT, LLC, NYDIG ABL LLC, The Provident Bank, Stronghold Digital Mining, Inc. and Stronghold Digital Mining Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

Exhibit Number	Description
10.48¥*
Securities Purchase Agreement, dated September 13, 2022, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd., together with a schedule identifying a substantially identical agreement between Stronghold Digital Mining, Inc. and Gregory A. Beard (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

10.49*
Registration Rights Agreement, dated September 13, 2022, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

21.1*	List of subsidiaries of Stronghold Digital Mining Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-40931) filed on March 29, 2022).

23.1**	Consent of Urish Popeck & Co., LLC.

23.2**	Consent of Urish Popeck & Co., LLC.

23.3**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).

24.1**	Power of Attorney (included on the signature page of this Registration Statement).

107**	Filing Fee Table
*	Previously filed.
**	Filed herewith.
†	Indicates a management contract or compensatory plan or arrangement.
¥
Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

#	Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on October 13, 2022.
Stronghold Digital Mining Inc.

By:	/s/ Gregory A. Beard
Gregory A. Beard
Chief Executive Officer and Co-Chairman
Each person whose signature appears below appoints Gregory A. Beard and Matthew J. Smith, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them of their, or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of October 13, 2022.
Name	Title	Date

/s/ Gregory A. Beard	Chief Executive Officer and Co-Chairman (Principal Executive Officer)	October 13, 2022
Gregory A. Beard

/s/ Matthew J. Smith	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	October 13, 2022
Matthew J. Smith

/s/ William B. Spence	Co-Chairman	October 13, 2022
William B. Spence

/s/ Sarah P. James	Director	October 13, 2022
Sarah P. James

/s/ Thomas J. Pacchia	Director	October 13, 2022
Thomas J. Pacchia

/s/ Thomas R. Trowbridge, IV	Director	October 13, 2022
Thomas R. Trowbridge, IV

/s/ Indira Agarwal	Director	October 13, 2022
Indira Agarwal